     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 1995


                                             REGISTRATION STATEMENT NO. 33-89480

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           SUN COAST INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                       59-1952968
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                                                              CYNTHIA R. MORRIS
                                                     TREASURER & CHIEF FINANCIAL OFFICER
                                                         SUN COAST INDUSTRIES, INC.
           2700 SOUTH WESTMORELAND                         2700 SOUTH WESTMORELAND
             DALLAS, TEXAS 75233                             DALLAS, TEXAS 75233
               (214) 373-7864                                  (214) 373-7864
        (ADDRESS, INCLUDING ZIP CODE,                (NAME, ADDRESS, INCLUDING ZIP CODE,
  AND TELEPHONE NUMBER, INCLUDING AREA CODE         AND TELEPHONE NUMBER, INCLUDING AREA
OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)             CODE, OF AGENT FOR SERVICE)

                                   Copies to:

               JOE DANNENMAIER                                J. PAGE DAVIDSON
              THOMPSON & KNIGHT                              BASS, BERRY & SIMS
         A PROFESSIONAL CORPORATION                      2700 FIRST AMERICAN CENTER
             1700 PACIFIC AVENUE                         NASHVILLE, TENNESSEE 37238
                 SUITE 3300
             DALLAS, TEXAS 75201

                            ------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box./ /

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           SUN COAST INDUSTRIES, INC.

                             CROSS REFERENCE SHEET


                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


 ITEM
NUMBER                FORM S-2 CAPTION                    PROSPECTUS LOCATION OR CAPTION
- -------   ----------------------------------------   ----------------------------------------
   1.     Forepart of the Registration Statement     Cover Page of Registration Statement and
            and Outside Front Cover Page of            Prospectus
            Prospectus............................
   2.     Inside Front and Outside Back Cover        Inside Front and Outside Back Cover
            Pages of Prospectus...................   Pages of Prospectus
   3.     Summary Information, Risk Factors and      Prospectus Summary; The Company; Risk
            Ratio of Earnings to Fixed Charges....     Factors
   4.     Use of Proceeds.........................   Prospectus Summary; Use of Proceeds
   5.     Determination of Offering Price.........   Not Applicable
   6.     Dilution................................   Not Applicable
   7.     Selling Security Holders................   Not Applicable
   8.     Plan of Distribution....................   Outside Front Cover Page of Prospectus;
                                                       Underwriting
   9.     Description of Securities to be            Outside Front Cover Page of Prospectus;
            Registered............................     Description of Capital Stock
  10.     Interests of Named Experts and
            Counsel...............................   Not Applicable
  11.     Information with Respect to the            Prospectus Summary; The Company; Risk
            Registrant............................     Factors; Use of Proceeds; Price Range
                                                       of Common Stock and Dividend Policy;
                                                       Capitalization; Selected Consolidated
                                                       Financial Data; Management's
                                                       Discussion and Analysis of Financial
                                                       Condition and Results of Operations;
                                                       Business; Management; Principal
                                                       Stockholders; Description of Capital
                                                       Stock; Underwriting; and Consolidated
                                                       Financial Statements
  12.     Incorporation of Certain Information by
            Reference.............................   Incorporation of Documents by Reference
  13.     Disclosure of Commission Position on
            Indemnification for Securities Act
            Liabilities...........................   Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED MARCH 9, 1995


PROSPECTUS


                                1,500,000 SHARES


                                  SUN COAST
                                    [LOGO]
                               INDUSTRIES, INC.


                                  COMMON STOCK

     All the 1,500,000 shares of Common Stock offered hereby are being sold by Sun Coast Industries, Inc. ("Sun Coast" or the "Company").


     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "SN." On March 7, 1995, the closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $14.00 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" FOR MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                        PRICE TO                                 PROCEEDS TO
                                         PUBLIC            UNDERWRITING          COMPANY(2)
                                                            DISCOUNT(1)
- -------------------------------------------------------------------------------------------------
Per Share.........................         $                     $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................       $                     $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $250,000 payable by the Company.
(3) The Company has granted to the Underwriters an overallotment option to purchase up to an aggregate of 225,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are
    purchased by the Underwriters, total Price to Public will be $          ,
    total Underwriting Discount will be $          and total Proceeds to Company
    will be $          . See "Underwriting."

                             ---------------------


     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares will be
available for delivery on or about March   , 1995.


                             ---------------------

J.C. BRADFORD & CO.                                   A.G. EDWARDS & SONS, INC.

                                 MARCH   , 1995

                                  CHEMICALS


                                   [PHOTO]


Sun Coast's urea and melamine compounds are used as raw materials for dozens of consumer and food service products manufactured by Sun Coast as well as other manufacturers.

                                  DINNERWARE


                [PHOTO]                             [PHOTO]




                                                    [PHOTO]

Casual melamine dinnerware and drinkware manufactured by Sun Coast are sold to numerous retailers, including Target and Wal-Mart. Sun Coast has also recently added a line of dinnerware decorated with popular children's characters.


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and the notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated in this Prospectus, all information assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY


     Sun Coast manufactures and sells melamine and urea resins and compounds and, from these and other materials, molds consumer and commercial plastic products, including dinnerware, drinkware and closures. Sun Coast's five divisions have leveraged similar manufacturing processes, combined purchasing of raw materials and developed proprietary technologies, enabling the Company to realize manufacturing efficiencies and a significant presence in markets for several of its products.


     The Chemical Division manufactures melamine and urea resins and compounds, which it supplies to other manufacturers and uses in producing its own consumer and food service products. Sun Coast supplies substantially all the melamine resin used by Ralph Wilson Plastics Co. ("Ralph Wilson"), the largest U.S. manufacturer of laminate. Sun Coast is also a leading supplier of urea molding compounds to U.S. manufacturers of electrical outlet and switch plates. In fiscal 1994 and the first six months of fiscal 1995, the Chemical Division's sales were $28.7 million and $16.3 million, or 39.2% and 37.3% of the Company's sales, respectively.

     The Consumer and Food Service Divisions manufacture compression molded melamine dinnerware and injection molded plastic drinkware, which Sun Coast sells to retail and commercial markets. Sun Coast sells dinnerware and drinkware sets, including sets decorated with popular licensed children's characters, to Target, Venture, Wal-Mart, Toys "R" Us, Dillard's and other retailers. The Company markets melamine dishes and plates, which are more durable than china and other plastic dinnerware, to commercial and institutional customers including restaurants such as Pizza Hut and Boston Chicken, schools and health care facilities. In fiscal 1994 and the first six months of fiscal 1995, the combined sales of the Consumer and Food Service Divisions were $21.2 million and $14.3 million, or 29.0% and 32.9% of the Company's sales, respectively.

     The Closures Division manufactures linerless, foil or foam lined and tamper-evident plastic closures and lids. These closures are used in the bottling and packaging of food, beverage, chemical and pharmaceutical products. An example is the Sun-Twist closure, which is a tamper-evident, easy-opening lid used in the plastic bottling of "hot-fill" beverages such as fruit juices, teas and isotonic sports drinks. The Closures Division's customers include Clorox, Hunt-Wesson and Procter & Gamble. In fiscal 1994 and the first six months of fiscal 1995, sales of the Closures Division were $23.2 million and $13.0 million, or 31.8% and 29.8% of the Company's sales, respectively.


     The Custom Laminates Division is a start-up division employing Sun Coast's proprietary process that permits lamination of images in a range of design, color and detail that management believes is much broader than other existing processes. The first application for this product has been for tabletops in McDonald's restaurants. The Company has begun marketing the process for use in children's furniture, kitchen and bath counters and backsplashes and commercial fixtures. The Custom Laminates Division began operations in the fourth quarter of fiscal 1994 and has not generated significant sales to date.


     In 1993, the Company underwent a change in senior management. By implementing marketing, operational and strategic changes, the new management team believes it has positioned Sun Coast for growth. The Company's objective is to be a market leading, high quality manufacturer of melamine and urea-based resins and compounds and related molded plastic products. Management's strategy is to aggressively market existing products and to capitalize on the Company's chemical manufacturing and plastic molding expertise to develop additional products made from similar materials and processes. The Company continually seeks to refine its manufacturing operations in order to increase product quality and reduce costs and emphasizes a high level of service to customers, maintaining close and frequent communication in order to better meet their needs. As part of its growth strategy, the Company will consider acquisitions of complementary product manufacturers.

     Management believes that the impact of the operational and strategic changes is beginning to be reflected in the Company's operating results. In the first six months of fiscal 1995 (ended December 31, 1994), sales increased by approximately $9.4 million, or 27.5%, to $43.6 million from $34.2 million in the comparable prior year period. Net income for the first six months of fiscal 1995 was $1.9 million, a 28.1% increase over the comparable prior year period (before a fiscal 1994 restructuring charge of $424,000, net of income taxes). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  THE OFFERING

Common Stock offered by the Company...................   1,500,000 shares
Common Stock to be outstanding after the
  offering(1).........................................   5,505,629 shares
Use of proceeds by the Company........................   To reduce bank indebtedness
NYSE symbol...........................................   SN

- ---------------

(1) Excludes 388,905 shares issuable upon exercise of employee stock options outstanding at February 28, 1995 and 114,269 shares issuable upon exercise of a warrant held by PruSupply Capital Assets, Inc. See "Description of Capital Stock -- The PruSupply Warrant and Certain Registration Rights."


                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                SIX MONTHS
                                                                                                  ENDED
                                              FISCAL YEAR ENDED JUNE 30,                       DECEMBER 31,
                                  ---------------------------------------------------      --------------------
                                   1990       1991       1992       1993       1994         1993         1994
                                  -------    -------    -------    -------    -------      -------      -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Sales...........................  $61,757    $58,722    $61,944    $66,806    $73,102      $34,173      $43,579
Costs and expenses:
  Cost of sales.................   51,479     47,162     48,419     50,928     56,073       26,274       33,558
  Selling, general and
    administrative..............    7,964      8,205      8,918      9,310     10,260        5,065        6,285
  Interest, net.................    2,579      2,210      1,709      1,152      1,124          580          799
  Restructuring charge(1).......       --         --         --         --        642          642           --
                                  -------    -------    -------    -------    -------      -------      -------
                                   62,022     57,577     59,046     61,390     68,099       32,561       40,642
                                  -------    -------    -------    -------    -------      -------      -------
  Income (loss) before income
    taxes and extraordinary
    item........................     (265)     1,145      2,898      5,416      5,003        1,612        2,937
Provision for income taxes
  (benefit)(2)..................      207       (404)     1,320      1,773      1,577          565        1,053
                                  -------    -------    -------    -------    -------      -------      -------
  Income (loss) before
    extraordinary item(2).......     (472)     1,549      1,578      3,643      3,426        1,047        1,884
Extraordinary item -- gain
  (loss) on debt
  restructuring.................       46       (428)        --         --         --           --           --
                                  -------    -------    -------    -------    -------      -------      -------
Net income (loss)(2)............  $  (426)   $ 1,121    $ 1,578    $ 3,643    $ 3,426      $ 1,047      $ 1,884
                                  =======    =======    =======    =======    =======      =======      =======
Net income (loss) per common
  share(2)(3)(4)................  $  (.16)   $   .31    $   .46    $   .92    $   .85(1)   $   .26(1)   $   .46
                                  =======    =======    =======    =======    =======      =======      =======


                                                                                   DECEMBER 31, 1994
                                                                               --------------------------
                                                                               ACTUAL      AS ADJUSTED(5)
                                                                               -------     --------------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital............................................................  $15,185        $ 16,452
  Total assets...............................................................   53,243          53,243
  Long-term debt.............................................................   24,387           6,164
  Stockholders' equity.......................................................   17,837          37,327


- ---------------
(1) During the second quarter of fiscal 1994, the Company recorded a restructuring charge related to a reduction in its work force and the consolidation of certain corporate functions. Without this non-recurring restructuring charge, the Company would have reported net income per common share of $.96 and $.37 for fiscal 1994 and the six months ended December 31, 1993, respectively. See Note 7 of Notes to the Consolidated Financial Statements.


(2) Balances for fiscal 1993 and prior years have been restated for the adoption of Financial Accounting Standard No. 109. See Note 6 of Notes to the Consolidated Financial Statements.


(3) Per share data has been restated to reflect the one-for-five reverse stock split effective January 2, 1992.

(4) Net income (loss) per common share assuming full dilution was $(.16), $.31, $.44, $.91 and $.84 in fiscal years 1990, 1991, 1992, 1993 and 1994, respectively, and $.26 and $.46 for the six months ended December 31, 1993 and 1994, respectively.


(5) As adjusted to reflect the sale in this offering of 1,500,000 shares of Common Stock at an assumed offering price of $14.00 (the closing price of the Common Stock on March 7, 1995) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                  THE COMPANY


     Sun Coast was organized as a Delaware corporation in 1979 and, prior to 1988, had only closure operations, which it maintained through Sun Coast Closures, Inc., a wholly-owned Florida subsidiary. In 1988, through a merger, Plastics Manufacturing Company ("PMC") became a wholly-owned subsidiary of Sun Coast. The Chemical, Consumer and Food Service Divisions were and are all parts of PMC. PMC was incorporated in Texas in 1946, succeeding a partnership formed in 1939. It has subsequently been reincorporated in Delaware.



     In December 1993, Sun Coast's name was changed from Sun Coast Plastics, Inc. to Sun Coast Industries, Inc. As used in this Prospectus, unless otherwise required by context, the terms "Sun Coast" and "Company" refer to Sun Coast Industries, Inc. and its consolidated subsidiaries.


     The Company's principal executive offices are located at 2700 South Westmoreland, Dallas, Texas 75233, and its telephone number is (214) 373-7864.

                                  RISK FACTORS

     In addition to the other information contained or incorporated in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered hereby:

COST AND AVAILABILITY OF RAW MATERIALS

     The principal raw materials used by the Company are melamine crystals, urea crystals, styrene acrylonitrile, polypropylene and polyethylene resins, formaldehyde, cellulose fillers, pigments, plasticizers, curing agents and lining material. The Company is dependent upon outside suppliers for raw materials and, therefore, is subject to price increases and delays in shipments from suppliers. Raw materials costs have historically accounted for a significant portion of the Company's cost of goods sold. Although the cost of raw materials used in the Company's operations has been relatively stable in recent years, prices increased significantly during the first six months of fiscal 1995, with a higher rate of increase in the second quarter. The most dramatic change was in the price of formaldehyde due to a world-wide shortage of methanol, a key component of formaldehyde. The Company's average purchase price for formaldehyde and other raw materials stabilized in early January 1995. The Company has generally been able to increase prices to cover cost increases, although its ability to do so in the future may be limited by competitive or other factors. No assurance can be given that the Company will continue to have available necessary raw materials at reasonable prices or that any increases in raw material costs will not have a material adverse effect on the Company. See "Business -- Raw Materials."


UNION CONTRACT



     Local No. 745 of the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America (the "Union") is the exclusive collective bargaining agent for the approximately 380 hourly manufacturing employees at the Company's Dallas, Texas facilities pursuant to a three-year union contract which expires on March 31, 1995. A work stoppage resulting from a delay in reaching a new agreement or a new agreement which results in a material increase in wages and/or benefits for the hourly manufacturing employees could have a material adverse effect upon the Company's business and results of operations. There can be no assurance that a new multi-year contract can be negotiated on terms which would not have such a material adverse effect. See "Business -- Employees."


NEW PRODUCTS

     The continued growth of the Company's business is largely dependent upon the introduction of new products and increasing market share for existing products. The Company has increased research and development expenditures with the goal of developing new products and has undertaken new marketing efforts and invested in new equipment and processes with the goal of increasing its market share for existing products. There can be no assurance that the Company will be able to successfully increase its market share for existing product lines or develop new products or that any new products will achieve market acceptance. See "Business -- Strategy."


CONSUMER PREFERENCES

     The continued growth of the Company, particularly in respect of its Consumer Division, is dependent on its ability to anticipate and respond to changing consumer preferences in a timely manner. The Consumer Division's children's dinnerware sets featuring licensed characters and, to a lesser extent, its dinnerware and housewares for the adult market, are subject to these changing preferences. Additionally, there is no assurance that if the Company is able to correctly anticipate changing consumer preferences in its line of children's dinnerware it will be able to obtain licenses on acceptable terms for the most popular children's characters. Although the Company attempts to stay abreast of trends affecting its products, any failure by the Company to identify and respond to such trends could adversely affect consumer acceptance of its products, which in turn could adversely affect the Company's business, financial condition and results of operations.

RELIANCE ON CERTAIN CUSTOMERS


     For the six months ended December 31, 1994 and fiscal 1994, 1993 and 1992, Ralph Wilson accounted for approximately $5.9 million or 13.5%, $10.6 million or 14.6%, $10.5 million or 15.7%, and $11.4 million or 18.4%, respectively, of the Company's sales. For the same periods, sales to Superior Manufacturing Company/Eagle Plastics, Inc. ("Eagle Plastics") accounted for approximately $4.9 million or 11.3%, $8.4 million or 11.5%, $7.0 million or 10.5%, and less than 10%, respectively. Ralph Wilson and Eagle Plastics buy through purchase orders issued periodically, which can be discontinued at any time. Management believes that the Company has a good relationship with both Ralph Wilson and Eagle Plastics; however, the loss of either of these customers or a significant portion of its business, could adversely affect the business and financial condition of the Company. See "Business -- Major Customers."


DEPENDENCE ON KEY MANAGEMENT PERSONNEL

     The Company's success is largely dependent on the skills, expertise and efforts of its senior management. The loss of services of R. Carter Pate, Cynthia R. Morris or Arno F. Pirkau, executive officers of the Company, could have a material adverse effect on the Company's business and development. None of these officers has an employment agreement with the Company. See "Management."


COMPETITION


     Each of the businesses in which the Company competes is highly competitive and its future success will be largely dependent on its ability to provide quality products and services at competitive prices. There are three other major U.S. suppliers of melamine and urea molding compounds similar to those supplied by the Company and many major suppliers of melamine and urea resins. Many of these suppliers have greater resources than the Company and are parts of large, diversified companies. The broad dinnerware and housewares market includes disposables, china and pottery, glass and permanent plastic. Across all these categories, there are many foreign and domestic manufacturers that have greater resources than the Company and are parts of large, diversified companies. Sun Coast competes with several major corporations in the highly competitive closures market, many of which have greater resources than the Company and are parts of large, diversified companies. See "Business -- Competition."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby (assuming an offering price of $14.00 per share) are estimated to be approximately $19,490,000 ($22,451,000, if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company.



     The Company intends to use the net proceeds to (i) repay the outstanding balance under its revolving credit facility, which amounted to approximately $11.8 million at February 28, 1995 and (ii) reduce by approximately $7.7 million the outstanding balance under its capital expenditure loan, which amounted to approximately $8.3 million at February 28, 1995. The Company has used these facilities, together with a term loan (the outstanding balance of which amounted to approximately $3.8 million at February 28, 1995), to finance expansion. The revolving credit facility bears interest at the lender's offshore rate, which, at February 28, 1995, was approximately 9.0% per annum. Amounts outstanding under the revolving credit facility are due on October 31, 1996, with interest due on the same date. The term loan and capital expenditure loans mature April 1, 2001 and April 1, 2000, respectively, and bear interest at the lender's reference rate, which, at February 28, 1995, was approximately 9.0% per annum.



     Following the closing of this offering, the Company intends to enter into a new credit facility, pursuant to a commitment letter dated February 7, 1995. The new facility will provide up to $35 million of revolving loans for working capital and general corporate purposes. The Company may use up to $4.4 million of borrowings under the new facility (assuming the offering contemplated hereby has been consummated and the proceeds applied as described above) to repay in full the remaining unpaid balance under its existing capital expenditure loan and term loan. The Company plans to use the remaining borrowings under the new facility for working capital, capital improvements to its manufacturing operations and potential acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Since November 3, 1993, the Common Stock of the Company has been listed on the New York Stock Exchange under the symbol SN. Prior to that date, the Common Stock was listed on the NASDAQ National Market System. The following table sets forth, for the periods indicated, the high and low sales prices per share of the Common Stock.


                                                                          HIGH       LOW
                                                                         ------     ------
    FISCAL 1993
      First Quarter....................................................  $ 6.38     $ 5.00
      Second Quarter...................................................    8.13       4.75
      Third Quarter....................................................   11.88       7.75
      Fourth Quarter...................................................   11.75       9.50
    FISCAL 1994
      First Quarter....................................................  $14.38     $ 9.25
      Second Quarter...................................................   10.75       7.75
      Third Quarter....................................................   13.88       8.25
      Fourth Quarter...................................................   14.75      12.50
    FISCAL 1995
      First Quarter....................................................  $14.88     $11.75
      Second Quarter...................................................   17.00      13.63
      Third Quarter (through March 7, 1995)............................   15.63      13.13



     On March 7, 1995, the closing sale price of the Common Stock was $14.00 per share. At February 15, 1995, there were approximately 2,600 record holders of the Common Stock.


     The Company has never declared or paid cash dividends on the Common Stock. Management intends to retain any future earnings for the operation and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. The Company's existing credit facility restricts, and its new credit facility will restrict, the Company's ability to pay dividends. See Note 5 of Notes to the Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the current portion of long-term debt and the capitalization of the Company at December 31, 1994 and as adjusted for the sale by the Company of 1,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."


                                                                           DECEMBER 31, 1994
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                      -------     --------------
                                                                        (DOLLARS IN THOUSANDS)
Current portion of long-term debt...................................  $ 1,500        $    233
                                                                      =======        ========
Long-term debt:
  Revolving credit..................................................   11,633              --
  Capital expenditure loan..........................................    6,603              13
  Term loan.........................................................    3,600           3,600
  Industrial development revenue bonds..............................    2,250           2,250
  Other.............................................................      301             301
                                                                      -------        --------
          Total long-term debt......................................   24,387           6,164
Stockholders' equity:
  Common stock, par value $.01 per share: 40,000,000 shares
     authorized; 4,005,429 shares issued and outstanding; 5,505,429
     shares issued and outstanding, as adjusted(2)..................       40              55
  Additional paid-in capital........................................   11,299          30,774
  Retained earnings.................................................    6,498           6,498
                                                                      -------        --------
          Total stockholders' equity................................   17,837          37,327
                                                                      -------        --------
          Total capitalization......................................  $42,224        $ 43,491
                                                                      =======        ========


- ---------------

(1) As adjusted to reflect the sale in this offering of 1,500,000 shares of Common Stock at an assumed offering price of $14.00 (the closing price of the Common Stock on March 7, 1995) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."



(2) Excludes 379,105 shares issuable upon exercise of employee stock options outstanding at December 31, 1994 and 114,269 shares issuable upon exercise of warrants held by PruSupply Capital Assets, Inc. See "Description of Capital Stock -- The PruSupply Warrant and Certain Registration Rights."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data for the periods from July 1, 1989 until December 31, 1994 are derived from the consolidated financial statements of the Company. The consolidated financial statements for the fiscal years ended June 30, 1991, 1992, 1993 and 1994 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements for the fiscal year ended June 30, 1990 have been audited by other independent certified public accountants. The following selected financial data for the six months ended December 31, 1993 and 1994 were derived from the unaudited historical consolidated financial statements of the Company which, in the opinion of the Company's management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof. The data should be read in conjunction with the Consolidated Financial Statements, the related notes and the audit report, which refers to a change in the method of accounting for income taxes in fiscal 1994, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included herein.

                                                                                                SIX MONTHS
                                                                                                  ENDED
                                              FISCAL YEAR ENDED JUNE 30,                       DECEMBER 31,
                                  ---------------------------------------------------      --------------------
                                   1990       1991       1992       1993       1994         1993         1994
                                  -------    -------    -------    -------    -------      -------      -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Sales...........................  $61,757    $58,722    $61,944    $66,806    $73,102      $34,173      $43,579
Costs and expenses:
  Cost of sales.................   51,479     47,162     48,419     50,928     56,073       26,274       33,558
  Selling, general and
    administrative..............    7,964      8,205      8,918      9,310     10,260        5,065        6,285
  Interest, net.................    2,579      2,210      1,709      1,152      1,124          580          799
  Restructuring charge(1).......       --         --         --         --        642          642           --
                                  -------    -------    -------    -------    -------      -------      -------
                                   62,022     57,577     59,046     61,390     68,099       32,561       40,642
                                  -------    -------    -------    -------    -------      -------      -------
  Income (loss) before income
    taxes and extraordinary
    item........................     (265)     1,145      2,898      5,416      5,003        1,612        2,937
Provision for income taxes
  (benefit)(2)..................      207       (404)     1,320      1,773      1,577          565        1,053
                                  -------    -------    -------    -------    -------      -------      -------
  Income (loss) before
    extraordinary item(2).......     (472)     1,549      1,578      3,643      3,426        1,047        1,884
Extraordinary item -- gain
  (loss) on debt
  restructuring.................       46       (428)        --         --         --           --           --
                                  -------    -------    -------    -------    -------      -------      -------
Net income (loss)(2)............  $  (426)   $ 1,121    $ 1,578    $ 3,643    $ 3,426      $ 1,047      $ 1,884
                                  =======    =======    =======    =======    =======      =======      =======
Net income (loss) per common
  share(2)(3)(4)................  $  (.16)   $   .31    $   .46    $   .92    $   .85(1)   $   .26(1)   $   .46
                                  =======    =======    =======    =======    =======      =======      =======

                                                       JUNE 30,                                DECEMBER 31,
                                  ---------------------------------------------------      --------------------
                                   1990       1991       1992       1993       1994         1993         1994
                                  -------    -------    -------    -------    -------      -------      -------
BALANCE SHEET DATA:
  Working capital(2)............  $ 5,675    $ 4,825    $ 4,786    $ 5,837    $ 9,881      $ 5,378      $15,185
  Total assets..................   34,356     32,280     33,963     38,038     49,884       39,703       53,243
  Long-term debt................   18,400     16,861     13,275     12,930     19,730       12,213       24,387
  Stockholders' equity(2).......    3,745      4,856      8,528     12,171     15,708       13,218       17,837

- ---------------
(1) During the second quarter of fiscal 1994, the Company recorded a restructuring charge related to a reduction in its work force and the consolidation of certain corporate functions. Without this non-recurring restructuring charge, the Company would have reported net income per common share of $.96 and $.37 for fiscal 1994 and the six months ended December 31, 1993, respectively. See Note 7 of Notes to the Consolidated Financial Statements.


(2) Balances for fiscal 1993 and prior years have been restated for the adoption of Financial Accounting Standard No. 109. See Note 6 of Notes to the Consolidated Financial Statements.


(3) Per share data has been restated to reflect the one-for-five reverse stock split effective January 2, 1992.


(4) Net income (loss) per common share assuming full dilution was $(.16), $.31, $.44, $.91 and $.84 in fiscal years 1990, 1991, 1992, 1993 and 1994, respectively, and $.26 and $.46 for the six months ended December 31, 1993 and 1994, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated items from the consolidated statements of income as a percentage of sales:

                                                                                    SIX MONTHS
                                                                                       ENDED
                                                   FISCAL YEAR ENDED JUNE 30,      DECEMBER 31,
                                                   --------------------------      ---------------
                                                   1992      1993      1994        1993      1994
                                                   ----      ----      ----        ----      ----
Sales............................................  100.0%    100.0%    100.0%      100.0%    100.0%
Costs and expenses:
  Cost of sales..................................   78.2      76.2      76.7        76.9      77.0
  Selling, general and administrative............   14.4      13.9      14.0        14.8      14.5
  Interest, net..................................    2.7       1.7       1.5         1.7       1.8
  Restructuring charge...........................     --        --       0.9         1.9        --
                                                   -----     -----     -----       -----     -----
                                                    95.3      91.8      93.1        95.3      93.3
                                                   -----     -----     -----       -----     -----
  Income before income taxes.....................    4.7       8.2       6.9         4.7       6.7
  Provision for income taxes.....................    2.2       2.7       2.2         1.7       2.4
                                                   -----     -----     -----       -----     -----
          Net income.............................    2.5%      5.5%      4.7%        3.0%      4.3%
                                                   =====     =====     =====       =====     =====

Six Months Ended December 31, 1994 Compared to Six Months Ended December 31,
1993

     Sales increased 27.5% to $43.6 million for the six months ended December 31, 1994 (the "fiscal 1995 period") from $34.2 million for the six months ended December 31, 1993 (the "fiscal 1994 period"). Sales in the Chemical Division increased 21.1% to $16.3 million in the fiscal 1995 period from $13.4 million in the fiscal 1994 period, primarily as a result of increased market share due, the Company believes, to superior service and high product quality. Sales in the Consumer and Food Service Divisions increased 47.9% to $14.3 million in the fiscal 1995 period from $9.7 million in the fiscal 1994 period, resulting from expansion into new markets (principally children's dinnerware) as well as new advertising and promotional campaigns and introduction of new products. Sales in the Closures Division increased 17.4% to $13.0 million in the fiscal 1995 period from $11.0 million in the fiscal 1994 period, resulting from the addition of new products and customers.

     Cost of sales as a percentage of sales increased to 77.0% for the fiscal 1995 period from 76.9% in the fiscal 1994 period. The slight decline in gross margin was primarily the result of raw material price increases which were partially offset by increased prices charged to customers and a change in product mix resulting from the Company's expansion into the higher margin market for children's dinnerware. While raw materials prices have increased in fiscal 1995 and may increase further during the year, the Company believes that its implementation of numerous productivity improvements and cost containment procedures in the manufacturing process together with price increases to customers should continue to offset any additional raw material price increases. See "Risk Factors -- Cost and Availability of Raw Materials."

     Selling, general and administrative expense ("SG&A") increased 24.1% to $6.3 million for the fiscal 1995 period from $5.1 million for the fiscal 1994 period due to increased sales volume, product development costs, research and development expenditures and advertising campaigns. SG&A declined as a percentage of sales to 14.5% in the fiscal 1995 period from 14.8% in the fiscal 1994 period.

     Interest expense increased 37.8% to $799,000 for the fiscal 1995 period from $580,000 for the fiscal 1994 period due to increased borrowings and higher interest rates on outstanding loan amounts. The average borrowing during the fiscal 1995 period was $23.4 million compared to $14.2 million during the fiscal 1994 period.

     Net income increased 79.9% to $1.9 million ($0.46 per share) for the fiscal 1995 period from $1.0 million ($0.26 per share) for the fiscal 1994 period as a result of higher sales volumes and the other factors described above. In the second quarter of fiscal 1994, the Company recorded a non-recurring restructuring charge of $642,000 ($424,000, net of income taxes) which included costs related to a reduction in the number of its employees by approximately 5% and the consolidation of certain manufacturing and corporate functions such as management information systems, insurance coverage and benefit programs. Approximately $370,000 of the charge related to severance packages, related legal services and outplacement services. Approximately $80,000 related to consolidation of manufacturing operations and the remainder of the charge related to non-recurring fees and costs incurred to outsource and consolidate certain corporate functions. Cost savings of approximately $1.0 million are anticipated annually as a result of this restructuring. However, these cost savings have been and will likely continue to be offset by additional investment in new product and market development and marketing efforts. Excluding the restructuring charge, net income increased 28.1% in the 1995 period as compared to the 1994 period. See Note 7 of Notes to the Consolidated Financial Statements.

Fiscal Year Ended June 30, 1994 Compared to Fiscal Year Ended June 30, 1993


     Sales increased 9.4% to $73.1 million in fiscal 1994 from $66.8 million in fiscal 1993. This increase was attributable to volume increases and the introduction of new products, primarily in the Closures Division for which sales increased 22.6% to $23.2 million in fiscal 1994 from $19.0 million in the prior year. The Closure Division's major new product introduction was its proprietary closure for the growing "hot-fill" beverage market. The Chemical Division's sales increased 8.3% to $28.7 million in fiscal 1994 from $26.5 million in fiscal 1993 primarily as a result of increased market share due, the Company believes, to superior service and high product quality. The Consumer and Food Service Divisions experienced relatively flat revenue ($21.2 million and $21.3 million in fiscal 1994 and fiscal 1993, respectively) due to a sluggish retail economy early in fiscal 1994 and the lack of strong marketing efforts or new product development in prior years.


     Cost of sales as a percent of sales increased to 76.7% in fiscal 1994 from 76.2% in fiscal 1993. The slight deterioration in gross margin was the result of higher raw materials costs and expenses incurred in redesigning manufacturing processes and material handling in the Chemical, Consumer and Food Service Divisions' Dallas, Texas facility, which were only partially offset by certain cost efficiencies due to increased sales volume.

     SG&A increased 10.2% to $10.3 million in fiscal 1994 from $9.3 million in fiscal 1993 due primarily to increases in advertising, research and development and salaries. SG&A as a percentage of sales was 14.0% in fiscal 1994 and 13.9% in fiscal 1993.

     Interest expense decreased slightly to $1,124,000 in fiscal 1994 from $1,152,000 in fiscal 1993 as a result of the Company's restructuring of its credit facility which resulted in slightly lower interest rates. These rate reductions were partially offset by increases in borrowings used to fund the Company's growth. The average borrowings during fiscal 1994 were $14.2 million compared to $11.9 million during fiscal 1993.

     Net income decreased 5.9% to $3.4 million in fiscal 1994 from $3.6 million in fiscal 1993. Certain non-recurring factors had the effect of reducing fiscal 1994 net income and increasing fiscal 1993 net income, thus masking the operational improvements realized during fiscal 1994. The restructuring charge incurred in the second quarter of fiscal 1994 decreased fiscal 1994 net income by $424,000, net of tax ($0.11 per share). The retroactive restatement of earnings pursuant to Financial Accounting Standard No. 109 ("FAS 109") resulted in an increase to fiscal 1993 net income of $126,000 ($.03 per share). Without these two non-recurring factors, net income for fiscal 1994 and 1993 would have been $3.9 million and $3.5 million, respectively. This would have represented a $333,000 or 9.5% increase in net income from fiscal 1993 to fiscal 1994.

Fiscal Year Ended June 30, 1993 Compared to Fiscal Year Ended June 30, 1992

     Sales increased 7.8% to $66.8 million in fiscal 1993 from $61.9 million in fiscal 1992 as a result of increased volume in fiscal 1993. Sales in the Chemical Division increased 11.8% to $26.5 million in fiscal 1993 from $23.7 million in fiscal 1992 as a result of market share improvement. Sales in the Closures Division increased 12.6% to $19.0 million in fiscal 1993 from $16.9 million in fiscal 1992 and were favorably impacted by the addition of new products and customers. Sales in the Consumer and Food Service Divisions remained relatively stable due to a continued slow retail economy and a prior year non-recurring customer promotional campaign.

     Cost of sales as a percent of sales decreased to 76.2% in fiscal 1993 from 78.2% in fiscal 1992. This improvement in gross margin was primarily the result of stable raw material prices and increasing sales in fiscal 1993 as compared to fiscal 1992.

     SG&A increased 4.4% to $9.3 million in fiscal 1993 from $8.9 million in fiscal 1992 primarily due to increases in salaries. SG&A as a percentage of sales decreased to 13.9% in fiscal 1993 from 14.4% in fiscal 1992.

     Interest expense decreased 32.6% to $1.2 million in fiscal 1993 from $1.7 million in fiscal 1992 primarily as a result of debt retirements and lower average interest rates.

     Net income increased 130.9% to $3.6 million in fiscal 1993 from $1.6 million in fiscal 1992. Both years' net income was affected by the retroactive restatement of earnings for the effect of FAS 109. Fiscal 1993 net income was increased $126,000 and fiscal 1992 net income was decreased $740,000 for this restatement. Prior to the adoption of FAS 109, net income for fiscal 1993 and fiscal 1992 was approximately $3.5 million and $2.3 million, respectively. Factors contributing to improved net income included slightly higher gross margins and reduced interest expense.

QUARTERLY RESULTS

     The following table sets forth selected quarterly financial information. This information is derived from unaudited consolidated financial statements that include, in the opinion of management, all normal and recurring adjustments that are necessary for a fair statement of the results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.


     Although the Company believes that its business is not significantly seasonal, sales in the second quarter of its fiscal year have historically been lower than other quarters, with sales in the third and fourth quarters higher due to higher sales of dinnerware and drinkware during the spring and summer seasons.



                                          FISCAL 1993                              FISCAL 1994                    FISCAL 1995
                             -------------------------------------   ---------------------------------------   -----------------
                               1ST       2ND       3RD       4TH       1ST       2ND         3RD       4TH       1ST       2ND
                             QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER     QUARTER   QUARTER   QUARTER   QUARTER
                             -------   -------   -------   -------   -------   -------     -------   -------   -------   -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales...................... $16,706   $15,899   $16,880   $17,321   $17,261   $16,912     $18,875   $20,054   $22,289   $21,290
Costs and expenses:
  Cost of sales............  12,804    12,223    12,797    13,105    13,338    12,936      14,230    15,569    16,962    16,596
  Selling, general and
    administrative.........   2,401     2,341     2,436     2,132     2,506     2,559       2,657     2,538     3,283     3,002
  Interest, net............     305       292       271       283       287       293         232       312       385       414
  Restructuring
    charge(1)..............      --        --        --        --        --       642          --        --        --        --
                            -------   -------   -------   -------   -------   -------     -------   -------   ------    -------
                             15,510    14,856    15,504    15,520    16,131    16,430      17,119    18,419    20,630    20,012
                            -------   -------   -------   -------   -------   -------     -------   -------   -------   -------
  Income before income
    taxes..................   1,196     1,043     1,376     1,801     1,130       482       1,756     1,635     1,659     1,278
Provision for income
  taxes(2).................     466       334       432       541       393       172         659       353       634       419
                            -------   -------   -------   -------   -------   -------     -------   -------   -------   -------
Net income(2).............. $   730   $   709   $   944   $ 1,260   $   737   $   310     $ 1,097   $ 1,282   $ 1,025   $   859
                            =======   =======   =======   =======   =======   =======     =======   =======   =======   =======
Net income per common
  share(2)................. $   .18   $   .18   $   .24   $   .32   $   .19   $   .08 (1) $   .28   $   .30   $   .25   $   .21
                            =======   =======   =======   =======   =======   =======     =======   =======   =======   =======


- ---------------
(1) During the second quarter of fiscal 1994, the Company recorded a restructuring charge related to a reduction in its work force and the consolidation of certain corporate functions. Without this non-recurring restructuring charge, the Company would have reported net income per common share of $.19 for the quarter ended December 31, 1993. See Note 7 of Notes to the Consolidated Financial Statements.

(2) Balances for fiscal 1993 have been restated for the adoption of FAS 109. See
    Note 6 of Notes to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Management reviews the Company's working capital, accounts receivable and relationship of debt to equity on a continuing basis. The Company's growth has been financed through cash generated from operations and long-term debt financing. During fiscal 1994 the Company generated cash flow from operations of $4.0 million and increased net borrowings by an additional $5.5 million. In the first six months of fiscal 1995, the Company used $1.1 million of cash flow from operations and increased net borrowings by $4.7 million. The Company invested $1.8 million in accounts receivable and $2.3 million in inventory during fiscal 1994, primarily because of increased sales levels and the financial support necessary for higher backlog. Working capital increased $4.0 million from fiscal 1993 to fiscal 1994.

     Capital expenditures for fiscal 1994 were $9.0 million, of which $3.4 million was used to purchase new machinery, equipment and tooling to support incremental sales growth in the Closures Division, $3.3 million was used to improve productivity and reduce manufacturing costs in the Chemical and Consumer Products Divisions and approximately $500,000 was spent on tooling in these divisions.

     The Company's negative cash flow from operations of $1.1 million during the first six months of fiscal 1995 primarily resulted from an increase in accounts receivable of $600,000, additional investment in inventory of $2.2 million and a reduction in payables and accrued expenses of $3.3 million, all of which are related to the significant growth in sales and advance purchases of inventory to offset raw material price increases. As a result, working capital increased by $5.3 million between June 30, 1994 and December 31, 1994. Working capital requirements may increase further in fiscal 1995 to the extent that sales continue to increase.

     Capital expenditures for the six months ended December 31, 1994 were $4.4 million and are expected to be approximately $8 to $10 million for all of fiscal 1995. These expenditures relate primarily to expanding capacity to meet increased sales demand and implementing productivity improvements.

     To finance capital expenditure activity and increased working capital requirements, the Company borrowed an additional $4.7 million under its credit facility during the six months ended December 31, 1994. Substantially all of the capital expenditures are discretionary and have been funded primarily from borrowings under the Company's credit facility.


     At December 31, 1994, the Company had cash equivalents of $1.2 million and working capital of $15.2 million. In addition, the Company had long-term debt outstanding of $25.9 million (including current portion), with a weighted average interest rate at December 31, 1994 of 7.7%.



     The Company's existing credit facility of $27.0 million is secured by substantially all the assets of the Company. The facility provides for borrowings under three separate note arrangements -- (i) a $4.0 million term loan payable in quarterly installments through April 1, 2001, (ii) a $10.0 million capital expenditure term loan payable in quarterly installments through April 1, 2000, and (iii) a $13.0 million revolving loan. As of December 31, 1994, outstanding borrowings under the credit facility included $3.9 million under the term loan, $7.6 million under the capital expenditure term loan, and $11.6 million under the revolving credit line. At December 31, 1994, incremental borrowing availability under the credit facility was approximately $2.4 million under the capital expenditure term loan and $1.4 million under the revolving credit line. In addition, the credit facility provides for the issuance of up to $2.0 million of letters of credit, subject to the borrowing availability under the revolving credit line.



     Subject to the closing of this offering, the Company intends to enter into a new credit facility pursuant to a commitment letter dated February 3, 1995. The new facility would be unsecured and would provide a revolving line of credit in the amount of $25.0 million to finance growth and working capital needs, capital expenditures and acquisitions. The Company may use up to $4.4 million of borrowings under the new facility (assuming the offering contemplated hereby has been consummated and the proceeds applied as described in "Use of Proceeds") to repay in full the balance under its existing credit facility not repaid from the net proceeds from this offering. See "Use of Proceeds."


     The Company believes that the net proceeds of this offering, borrowings under the Company's new credit facility and cash flows from operations will be adequate to fund operations and expansion through fiscal 1997. Although the Company has no present definitive acquisition agreements, the Company's growth strategy includes strategic acquisitions using stock, cash, debt or a combination thereof. Depending on the terms of the acquisition, the Company may need to incur additional indebtedness or issue additional equity securities to make any such acquisition.

INFLATION

     The effect of inflation on operating costs has been minimal in recent years. However, the cost of raw materials used in the Company's operations increased significantly during the first six months of fiscal 1995, with a higher rate of increase in the second quarter. The most dramatic change was in the price of formaldehyde due to a world-wide shortage of methanol, a key component of formaldehyde. The Company's average purchase price for formaldehyde and other raw materials stabilized in early January 1995. The Company has generally been able to increase prices to cover cost increases, although its ability to do so in the future may be limited by competitive or other factors. See "Risk Factors -- Cost and Availability of Raw Materials." The effect of inflation-driven costs on the Company's overall operating costs is not expected to be greater for the Company than its competitors in fiscal 1995.

                                    BUSINESS

GENERAL


     Sun Coast manufactures and sells melamine and urea resins and compounds and, from these and other materials, molds consumer and commercial plastic products, including dinnerware, drinkware and closures. Sun Coast's five divisions have leveraged similar manufacturing processes, combined purchasing of raw materials and developed proprietary technologies, enabling the Company to realize manufacturing efficiencies and a significant presence in markets for several of its products. The Chemical Division manufactures melamine and urea resins and compounds, which it supplies to other manufacturers and uses in producing its own consumer and food service products. The Consumer and Food Service Divisions manufacture compression molded melamine dinnerware and injection molded plastic drinkware, which Sun Coast sells to retail and commercial markets. The Closures Division manufactures linerless, foil or foam lined and tamper-evident plastic closures and lids. These closures are used in the bottling and packaging of food, beverage, chemical and pharmaceutical products. The Custom Laminates Division is a start-up division employing Sun Coast's proprietary process that permits lamination of images in a range of design, color and detail that management believes is much broader than other existing processes. The Company has begun marketing the process for use in children's furniture and kitchen and bath counters and backsplashes and commercial fixtures.


     In early 1993, the Company underwent a change in senior management. By implementing marketing, operational and strategic changes, the new management team believes it has positioned Sun Coast for growth. Sun Coast has undertaken new marketing and product development efforts; invested in equipment and processes to enhance operating efficiency and increase production capacity; consolidated corporate functions; and begun upgrading its management information systems.

STRATEGY

     Sun Coast's objective is to be a market leading, high quality manufacturer of melamine and urea resins and compounds and related molded plastic products. The key elements of the Company's strategy for achieving this objective are noted below.

     Product and Process Innovation. Sun Coast seeks to use its plastic molding and chemical manufacturing expertise to develop new products made from materials and processes similar to those used to manufacture its current products. Employing its plastic molding expertise and its knowledge of the dinnerware market, the Company began manufacturing and selling licensed children's dinnerware in fiscal 1994. Using the same molding expertise, Sun Coast is also developing a line of bed and bath products. Employing its chemical manufacturing expertise, the Company developed the proprietary process now used by the Custom Laminates Division. The first application of this process has been for tabletops in McDonald's restaurants. Sun Coast has begun marketing the custom laminate process for use in children's furniture, kitchen and bath counters and backsplashes and commercial fixtures. Sun Coast is also developing decorative tiles for counters, backsplashes and floors that would be compression molded from melamine in the same way Sun Coast now molds dinnerware. Further, the Company is exploring production within the Chemical Division's existing facility of specialty melamine and urea resins for industrial applications that the Company presently does not manufacture. In addition to the internal development of new products, the Company will consider acquisitions of complementary product manufacturers.

     Refinement of Manufacturing Operations. Sun Coast believes that many of its customers select the Company because of its ability to consistently meet their specifications for product quality and delivery. The bulk of the products manufactured by the Chemical and Closures Divisions are sold to customers with large scale manufacturing operations that function optimally with consistent, high quality supplies of materials. The Company continually seeks to develop and implement manufacturing refinements to more closely monitor product consistency and quality. For example, the Closures Division has developed proprietary electronic gauges that provide significantly closer tolerances (up to .0001 of an inch) for closure dimensions than mechanical gauges used by many other closure manufacturers. With this greater accuracy, the Company maintains statistical process control that minimizes product variation. Also critical to this process control is the Closures Division's physical measurement and verification of every dimension of each new steel mold. Sun Coast has refined manufacturing operations not only to enhance product quality, but also to reduce costs and increase efficiency. In its Chemical, Consumer and Food Services Divisions, the Company has implemented a compensation system which incentivizes its hourly employees to increase throughput and reduce cycle times and scrap. The Chemical Division has also installed a bulk handling system for raw materials to facilitate purchasing economies and increase handling efficiency.


     Customer Service. The Company provides a high level of service to its customers, maintaining close and frequent communication in order to better identify, understand and meet their needs. Sun Coast's detailed understanding of the operations and business of its customers is critical to maintaining relationships with those customers. The Chemical and Closures Divisions provide their customers with product design and technical assistance as well as in-depth on-site training. The Consumer and Food Service Divisions provide their customers with detailed marketing assistance.

     Aggressive Marketing. During the past two fiscal years, Sun Coast's management team has taken steps to strengthen its sales staff and has significantly increased the Company's marketing budget. The Company has increased its attendance at trade shows and its purchase of advertising space in industry publications. The sales staff is also pursuing larger customer accounts and customers that are in industries or markets not previously served by the Company. Senior management of Sun Coast has also become more actively involved in the pursuit of new business opportunities. In fiscal 1994, the Company began promoting a uniform "Sun Coast" brand identity for all its products to increase awareness of the Company's name and array of products.

CHEMICAL DIVISION

     Sun Coast manufactures melamine and urea resins and molding compounds at its facilities in Dallas, Texas, and Murfreesboro, Tennessee. Sun Coast believes that its proprietary formulations and technical expertise enable it to provide consistently high quality chemical products. The Company sells these products directly to its customers, which use them as raw materials in their own manufacturing processes. In the first six months of fiscal 1995 and in fiscal 1994, the Chemical Division's sales were $16.3 million and $28.7 million, or 37.3% and 39.2%, of the Company's sales, respectively.

     Melamine resists scratching, breaking and chipping; it also resists grease and weak acid; and it is odorless and easy to clean. Urea is similar in nature but less expensive to produce and less durable than melamine. Sun Coast uses its own melamine compounds to manufacture dinnerware and it supplies melamine compounds to other manufacturers of dinnerware and consumer products. Sun Coast is also the leading supplier of melamine resin to manufacturers of decorative laminate, which is used for countertops and tabletops and other furniture and fixture surfaces. The Company supplies substantially all the melamine resin used by Ralph Wilson, the largest U.S. manufacturer of laminate. Sun Coast is a leading supplier of urea and melamine molding compounds to U.S. manufacturers of electrical outlet and switch plates. These manufacturers include Eagle Plastics, Leviton Manufacturing and General Electric.

     Melamine resin is made principally from melamine crystals, formaldehyde and water which are combined in a heated reactor. Urea resin is made using a similar process with the same raw materials, with the substitution of urea crystals for melamine crystals. Molding compounds are made from melamine or urea resin and purified cellulose fillers, pigments, plasticizers and curing agents. These materials are combined in a wet mixture, dried and ground to a fine powder. In January 1995, the Company added equipment at its Dallas facility that has increased its annual capacity to produce melamine and urea compounds by approximately 20%.

     There are three other major U.S. suppliers of melamine and urea molding compounds similar to those supplied by the Company and many major suppliers of melamine and urea resins. Some of these suppliers have greater resources than the Company and are parts of large, diversified companies. In this highly competitive market, the Company competes on the basis of product quality, customer service and price.

CONSUMER DIVISION

     Sun Coast manufactures and, through Company and independent sales representatives, markets melamine dinnerware and injection molded plastic drinkware and housewares to retail distribution channels. In fiscal 1994, the Company entered the market for licensed children's products. These products include dinnerware, flatware and drinkware decorated with popular children's characters, including Saban Entertainment's Mighty Morphin Power RangersTM, the syndicated children's show. Crayola(C) brand, as well as Tiny Toons Adventures and Animaniacs* licensed characters from Warner Bros., are among other new licenses featured on licensed dinnerware and related products. The Company has also recently begun to market imported plastic dinnerware and drinkware. Sun Coast sells its consumer products to Target, Venture, Toys "R" Us, Wal-Mart, Dillard's and other retailers. In the first six months of fiscal 1995 and in fiscal 1994, the combined sales of the Consumer and Food Service Divisions were $14.3 million and $21.2 million, or 32.9% and 29.0%, of the Company's sales, respectively.

     Melamine dinnerware is considered the top-of-the-line plastic dinnerware. It is harder than other plastic dinnerware and generally more durable than most other dinnerware, including that made of china, pottery, glass and other plastics. Sun Coast offers melamine dinnerware in designer styles and colors that enhance product demand. The Company compression molds melamine dinnerware from its own molding compounds at its Dallas, Texas facility. After an initial softening period, permitting the compound to flow through the mold, the compound undergoes a chemical reaction and converts to a hard, infusible and insoluble form. After a short curing period, the product is removed from the mold, finished, inspected and packaged.

     Sun Coast also manufactures and distributes injection molded drinkware and other household products, using high speed injection molds and machinery. Injection molded resins, such as styrene, SAN, polypropylene and polyethylene, are molded under heat and pressure and cooled to form the desired shape. Sun Coast's primary market is the United States with minor sales to Canada and Mexico.

     The broad dinnerware and housewares market includes disposables, china and pottery, glass and permanent plastic. Across all these categories, there are many manufacturers in the U.S. and abroad that have greater resources than the Company and are parts of large, diversified companies. However, the Company is aware of only three principal U.S. competitors that manufacture melamine dinnerware and believes that it has one of the largest market shares. In this highly competitive market, the Company competes on the basis of product quality, price and customer service.

     Sun Coast believes that its current emphasis on product innovation, design and customer service provides opportunities for growth in its current and new consumer product markets.

FOOD SERVICE DIVISION

     Sun Coast manufactures and sells melamine dinnerware and injection molded plastic drinkware to the restaurant and hotel market. The Food Service Division is operated at the Company's Dallas, Texas and Murfreesboro, Tennessee facilities. Sun Coast sells these products directly and through distributors and independent representatives. Pizza Hut, Grandy's and Boston Chicken are among Sun Coast's restaurant customers. The Company also sells these products, and insulated meal distribution systems, directly to schools, hospitals, nursing homes and correctional facilities.

     Melamine's durability and other physical qualities make it attractive and cost effective for use in commercial and institutional settings, where heavy use and breakage are common. Moreover, the ability to incorporate decorative and customized colors, designs and logos in melamine dinnerware also contribute to demand in these markets.

     Sun Coast markets its melamine dinnerware and drinkware products to restaurants and institutions as more durable substitutes for china and glass products. The initial purchase premium of melamine dinnerware

- ---------------

*ANIMANIACS and TINY TOONS ADVENTURES, characters, names, and all related indicia are trademarks of Warner Bros.(C) 1994 Warner Bros.

is usually offset within one year by the monthly expense reductions in breakage and replacement of china dinnerware. Melamine dinnerware is also an environmentally friendly alternative to disposables. With respect to food service products, the Company faces many of the same competitive circumstances noted above in connection with consumer products.

CLOSURES DIVISION

     Sun Coast manufactures linerless, foil or foam lined and tamper-evident plastic closures and lids. The Company markets these products directly, and through distributors and sales representatives, to manufacturers of packaged food, beverages, pharmaceuticals and chemicals. These plastic closures seal food, beverage, pharmaceutical and chemical containers also made of plastic. The Closures Division's customers include Clorox, Hunt-Wesson and Procter & Gamble. In the first six months of fiscal 1995 and in fiscal 1994, sales of the Closures Division were $13.0 million and $23.2 million, or 29.8% and 31.8%, of the Company's sales, respectively.

     Plastic closures are injection molded from polypropylene or polyethylene. Key factors such as cycle time, the optimal number of mold cavities and the quality of the mold are important in attaining production efficiency and cost control. Sun Coast performs optional manufacturing operations, including printing and closure lining, desired by some customers. Manufacturing operations are conducted at the Company's Sarasota, Florida and Dallas, Texas facilities. Sun Coast prototypes custom closures for the purpose of testing and qualifying the closures for use with customers' products.

     Plastic closures offer an advantage over metal ones, because metal closures may chemically react with some foods. Plastic closures also allow the use of a foil lined induction inner-seal for tamper evidence -- a feature metal closures lack. Sun Coast's lined closures are used with a variety of food and beverage products, including juices, sauces, dressings and peanut butter. The design of the Company's Sun-Tab foil seal, widely used in peanut butter packaging, incorporates a series of three small tabs that extend over the edge of the container. The consumer grasps any one of the tabs to easily remove the entire liner. Sun Coast owns several patents encompassing closure and tamper-evident band designs as well as a patent on a plastic closure for hermetic, pressure or vacuum sealing of glass or plastic bottles and jars.

     The Company's Sun-Twist closure is used as a tamper-evident, easy-opening seal for "hot-fill" beverages, including fruit juices, teas and isotonic sport drinks. The "hot-fill" market is one of the fastest growing for the Closures Division. This market has developed in connection with beverage packers' replacement of glass bottles with polyethylene terephthalate ("PET") bottles, which are highly attractive to consumers because they are lightweight and have the clarity of glass. Packers began using PET bottles for multi-serve quantities and are now extending the use of the bottles to single-serve quantities. The Company anticipates that this extension to single-serve hot-fill packaging may substantially broaden demand for hot-fill plastic closures.

     Sun Coast competes with several major corporations in the highly competitive closures market. The Company is a medium size manufacturer in this industry and competes primarily on price, quality, delivery and service. The Company believes that there is potential for further growth within the Closures Division through adding new customers and products and continuing conversions from metal to plastic closures among the Company's customers.


CUSTOM LAMINATES DIVISION



     The Custom Laminates Division markets the products from a process developed by Sun Coast that permits high pressure lamination of printed graphics in a complete range of color, shading and detail. Management believes the process achieves a visual quality not available through other existing methods, which reproduce only basic patterns or simple images in a limited range of color and without shading or detail. The competing method that offers the best graphic quality is labor intensive and, consequently, slow and expensive. The first application of Sun Coast's laminate process has been tabletops in McDonald's restaurants. The Company is marketing the process for use in children's furnishings and products, kitchen and bath counters and backsplashes and commercial fixtures. The Custom Laminates Division began operations in the fourth quarter of fiscal 1994 and has not generated significant sales to date.

HISTORICAL BACKLOG

     The Company's backlog is comprised of written purchase orders and contracts, substantially all of which are cancelable on short -- generally 30 days' -- notice. There is no assurance that some portion of the backlog may not be cancelled or that the level of backlog at any particular time is an appropriate indicator of the future operating performance of the Company.

     Backlog for products of the Chemical Division increased 81.4% to $2.7 million at December 31, 1994 from $1.5 million at December 31, 1993. This increase reflects increased market share, which management attributes to the consistency of the Chemical Division's product quality and its level of customer service.

     Backlog for products of the Consumer and Food Service Divisions increased 13.2% to $902,000 at December 31, 1994 from $797,000 at December 31, 1993. This increase reflects management's recent sales and marketing efforts and the introduction of new products. In December 1993, the Company had no licensed children's dinnerware products. Backlog for these products at December 31, 1994 was approximately $500,000.

     Backlog for products of the Closures Division increased 8.1% to $48.1 million at December 31, 1994 from $44.5 million at December 31, 1993. This increase reflects new customers for "hot-fill" products, new customers for existing products and existing customers renewing expiring long-term agreements.

     In the Chemical, Consumer and Food Service Divisions, orders are generally shipped within 30 to 60 days of receipt. In the Closures Division, orders are based primarily on customers' annual estimated needs. Other orders are for specific quantities and some are multi-year. Customer commitments require delivery of a quantity of closures per month for a specific number of months, with seasonal variations. These commitments are generally subject to cancellation at the discretion of the customer on 30 days' notice to the Company; however, longer term contracts do include cancellation penalties. Customer written purchase orders for specific quantities are generally filled as received, either out of inventory or current production.

MAJOR CUSTOMERS

     The Company frequently bids for large contracts for its chemical products and any such bid, if successful, may result in one customer accounting for more than 10% of the Company's sales in a given fiscal year. In the first six months of fiscal 1995 and in fiscal 1994, 1993 and 1992, sales of chemical products to Ralph Wilson accounted for approximately $5.9 million or 13.5%, $10.6 million or 14.6%, $10.5 million or 15.7%, and $11.4 million or 18.4%, respectively, of Sun Coast's sales. In the first six months of fiscal 1995, and in fiscal 1994 and 1993, sales of chemical products to Eagle Plastics accounted for approximately $4.9 million or 11.3%, $8.4 million or 11.5%, and $7.0 million or 10.5%, of the Company's sales, but were less than 10% of sales in fiscal 1992.

     The Company has sold chemical products to Ralph Wilson for more than 20 years on the basis, the Company believes, of quality, service, delivery and price. Ralph Wilson and Eagle Plastics buy through purchase orders issued periodically, which can be discontinued at any time. Management believes that the Company has a good relationship with both Ralph Wilson and Eagle Plastics, however, the loss of either of these customers or a significant portion of its business, could adversely affect the business and financial condition of the Company. See Note 10 of Notes to the Consolidated Financial Statements and "Risk Factors -- Reliance on Certain Customers."

RESEARCH AND DEVELOPMENT

     The Company has research and development laboratories at its principal manufacturing facilities in Texas and Florida, where it continuously tests its products and endeavors to develop new products to complement those presently offered. The Company employs five people in research and development, three of whom are chemists. Research and development expenditures for the first six months of fiscal 1995 and fiscal 1994, 1993 and 1992 were $429,000, $731,000,
$514,000 and $474,000, respectively.

RAW MATERIALS

     The principal raw materials used by the Company in manufacturing plastic products and compounds are melamine crystals, urea crystals, styrene acrylonitrile, polypropylene and polyethylene resins, formaldehyde, cellulose fillers, pigments, plasticizers, curing agents and lining material. These materials historically have been available in sufficient quantities for the Company's needs.

     Although the cost of raw materials used in the Company's operations has been relatively stable in the recent years, their prices increased significantly during the first six months of fiscal 1995, with a higher rate of increase in the second quarter. The most dramatic change was in the price of formaldehyde due to a world-wide shortage of methanol, a key component of formaldehyde. The Company's average purchase price for formaldehyde and other raw materials stabilized in early January 1995. The Company has generally been able to increase prices to cover cost increases, although its ability to do so in the future may be limited by competitive or other factors. See "Risk Factors -- Cost and Availability of Raw Materials."

EMPLOYEES


     At December 31, 1994 Sun Coast had 690 employees, of whom 158 are office or clerical and 532 hourly manufacturing. The Union is the exclusive collective bargaining agent for the approximately 380 hourly manufacturing employees at the Company's Dallas, Texas facilities pursuant to a three-year union contract which expires on March 31, 1995. See "Risk Factors -- Union Contract." None of the Company's 132 hourly employees at its Sarasota, Florida facility or the 17 hourly employees at its Murfreesboro, Tennessee facility is represented by a labor union. Management believes that it has a good relationship with its employees.


PROPERTIES

     The Company owns a 72,000 square foot office, manufacturing and warehouse building in Sarasota, Florida and two facilities in Dallas, Texas -- one consisting of a 348,000 square foot office and manufacturing building and a 75,000 square foot warehouse and the other consisting of a 60,000 square foot manufacturing building. At the Florida facility and at the 60,000 square foot Texas facility, the Company manufactures closures. At the larger Texas facility, the Company manufactures melamine and plastic injection molded consumer and food service products and chemical products. Both Texas facilities secure the Company's existing indebtedness. The Company also leases a 40,000 square foot warehouse in Sarasota. In Murfreesboro, Tennessee, the Company leases approximately 20,000 square feet under a lease expiring in February 1999, with five one year options to extend the lease. At the Tennessee facility, the Company manufactures chemical products and meal distribution and temperature maintenance systems. The Company believes that its properties are adequate for current uses.

LEGAL PROCEEDINGS

     The Company is a defendant in certain legal proceedings that management regards as normal to its business. The Company was recently successful in obtaining a temporary injunction order in a Texas state court against the former vice president of research and development directing him to refrain from disclosing trade secrets and other confidential information of the Company. A trial on a permanent injunction is set for May 1995. The Company plans to amend its pleadings in this matter to further include a request for a declaratory judgment as to its ownership of an application for a patent on the laminating process employed by its Custom Laminates Division. In the opinion of management, the ultimate outcome of the legal proceedings to which the Company is a party will not materially affect its financial position or the results of its operations.

                                   MANAGEMENT


     Information regarding Sun Coast's directors and executive officers including their respective ages at March 7, 1995, is set forth below.


                   NAME                     AGE                   POSITION WITH COMPANY
                   ----                     ---                   ---------------------
Stephen P. Smiley.........................  46      Chairman of the Board of Directors
R. Carter Pate............................  40      President, Chief Executive Officer and Director
Arno F. Pirkau............................  52      Executive Vice President and Director
Cynthia R. Morris.........................  40      Chief Financial Officer, Treasurer and Secretary
James M. Hoak.............................  51      Director
James D. Ireland III......................  44      Director
James H. Miller...........................  68      Director
James R. Parish...........................  48      Director

     Mr. Smiley was elected Chairman of the Board of Sun Coast in September 1992, having been a director since July 1992. Mr. Smiley is a co-founder of Cypress Capital Corporation, a private investment firm, and has been its President since 1991. Prior to founding Cypress Capital Corporation in 1991, Mr. Smiley was most recently involved in venture capital and leveraged buyout activities for Citicorp in Dallas, Texas. Mr. Smiley had been with Citicorp for 15 years, ten of which were spent in Dallas, where, in the mid-1980s, he was in charge of the energy lending business. Mr. Smiley is also a director of Parcelway System Holding Co., a privately-held company engaged in the courier business.

     Mr. Pate was elected President, Chief Executive Officer and a Director of Sun Coast in April 1993. Mr. Pate was a founder of Pate, Winters & Stone, Inc., a management consulting firm headquartered in Dallas, and served as its President from its inception in 1989 until joining Sun Coast in April 1993. In addition, from January 1992 until April 1993, Mr. Pate was President and Chief Executive Officer of Tidel Engineering, Inc., a manufacturer of cash and environmental control systems. He has also served as Trustee of the Nelson Bunker Hunt Liquidating Trust and Chief Executive Officer and Chief Financial Officer for companies in retailing, manufacturing and oil and gas.

     Mr. Pirkau is President and General Manager of the Closures Division. He is a co-founder of Sun Coast. He has been a director since 1982 and has been Sun Coast's Executive Vice President since 1988. From the Closures Division's inception until 1988, he was its Vice President of Manufacturing. In 1988 he was promoted to Executive Vice President. In 1991 he additionally became the Closures Division's General Manager and in 1993 he was elected its President.

     Ms. Morris was elected Sun Coast's Chief Financial Officer, Treasurer and Secretary in September 1993. From July 1991 until September 1993 she was an Audit Partner in the public accounting firm of Price Waterhouse, where she began her career in 1980. Ms. Morris was the Partner-in-charge of the Mergers and Acquisitions Group of Price Waterhouse in Dallas. At Price Waterhouse, she served retail, franchising, manufacturing and distribution clients.

     Mr. Hoak has been a director of Sun Coast since July 1992. He has been Chairman of Heritage Media Corporation, a broadcasting and in-store marketing company, since August 1987. Mr. Hoak is also Chairman and President of James M. Hoak & Co., an investment and merchant bank. Mr. Hoak is a co-founder of Cypress Capital Corporation, a private investment firm, and has been its Chairman since its founding in 1991. Mr. Hoak also served as Chairman of Crown Media, Inc., a cable television company, from February 1991 to January 1995. From 1971 to 1987, Mr. Hoak served as President, Chief Executive Officer and director of Heritage Communications, Inc., an operator of cable television systems, and from 1987 to 1990 he served as Chairman of the Board. Mr. Hoak is a director of Midwest Resources, Inc., Pier I Imports, Inc., Airgas, Inc. and Texas Industries, Inc.

     Mr. Ireland has been a director of Sun Coast since 1989. He has been a managing director of Capital One Partners since January 1993 and is President of Briseis Capital Corporation. Both are privately-held merchant banking and advisory firms. Mr. Ireland is also Chairman of First Colorado Corporation, a developer of natural resource projects and ranching properties. From 1986 to 1991, Mr. Ireland was Chairman, and, from 1989 to 1991 President, of Olympia Broadcasting Corporation, a broadcasting company which, in June 1990, filed a petition for protection under Chapter XI of the Federal Bankruptcy Act. Mr. Ireland is also a director of Cleveland-Cliffs, Inc., the largest North American producer of iron ore.

     Mr. Miller retired in June 1992 as President of Sun Coast. He was elected a director and Chief Operating Officer in 1988 and President in 1989. Mr. Miller had been employed since 1950 by the company that today consists of the Chemical, Consumer and Food Service Divisions and had served as its President and Chief Executive Officer since 1983.

     Mr. Parish has been a director of Sun Coast since August 1994. He has been President and sole shareholder of Parish Partners, Inc., a privately-held investment, merchant banking and advisory firm, since April 1991. Mr. Parish is also a director of several privately-held firms, all primarily engaged in the food service and/or hospitality business. From 1983 until 1991 Mr. Parish was Executive Vice President, Chief Financial Officer, Treasurer and a Director of Chili's, Inc. (now named Brinker International), a publicly-held restaurant company. Mr. Parish held executive and financial positions with several companies in the investment banking, commodity-processing, food and beverage, and oil and gas industries prior to his employment by Brinker International.

CERTAIN INFORMATION REGARDING EXECUTIVE COMPENSATION

     The following table summarizes the compensation during the past three years of the Sun Coast executive officers whose compensation exceeded $100,000 during the fiscal year ended June 30, 1994.


                           SUMMARY COMPENSATION TABLE



                                                                                     LONG TERM
                                                                                   COMPENSATION
                                                                                  ---------------
                                                                                      AWARDS
                                                                                  ---------------
                                                 ANNUAL COMPENSATION                SECURITIES
                                        -------------------------------------       UNDERLYING
                                                                 OTHER ANNUAL         OPTIONS          ALL OTHER
 NAME AND PRINCIPAL POSITION   YEAR      SALARY       BONUS      COMPENSATION     (NO. OF SHARES)     COMPENSATION
- -----------------------------  ----     --------     -------     ------------     ---------------     ------------
R. Carter Pate...............  1994     $200,000(3)  $40,000        $7,200(1)          25,000            $  763(2)
President and Chief Executive  1993     $ 35,000       $ -0-        $1,200(1)         100,000            $  -0-
Officer of Sun Coast
Arno F. Pirkau...............  1994     $123,878     $51,458        $7,380(1)          10,000            $9,969(4)
Executive Vice President of    1993     $119,892     $47,895        $7,380(1)           5,000            $9,969(4)
Sun Coast and President of     1992     $115,801     $31,524        $7,380(1)             -0-            $8,714(4)
  the Closures Division
Cynthia R. Morris............  1994     $104,166     $24,000        $  -0-             60,000            $  276(6)
Chief Financial Officer,
Treasurer and Secretary of
Sun Coast(5)


- ---------------
(1) The Company pays Mr. Pate a $600 per month car allowance and leases a car for Mr. Pirkau at $615 per month.

(2) For Mr. Pate, this amount consisted of Company contributions to a defined contribution plan of $289 and term life insurance premiums of $474.

(3) Mr. Pate was elected President and Chief Executive Officer in April 1993 at an annual salary of $200,000, with bonus provisions for achieving targeted results.

(4) For Mr. Pirkau, these amounts consisted in fiscal years 1994, 1993 and 1992 of Company contributions to a defined contribution plan of $9,042, $9,042 and $7,905, respectively, and term life insurance premiums of $927, $927 and $809, respectively.

(5) Ms. Morris was elected Chief Financial Officer, Secretary and Treasurer of Sun Coast on September 1, 1993, at an annual salary of $125,000 with bonus provisions for achieving financial and acquisition results.

(6) For Ms. Morris, this amount represents term life insurance premiums.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information as of March 7, 1995, and as adjusted to reflect the sale of the Common Stock offered by this Prospectus, with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each of the directors and executive officers of the Company and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated, each stockholder shown in the table has sole voting and investment power with respect to all shares listed as beneficially owned by such stockholder.


                                                      NUMBER OF          PERCENTAGE          PERCENTAGE
                                                    BENEFICIALLY       OWNERSHIP PRIOR       OWNERSHIP
                      NAME                         OWNED SHARES(1)       TO OFFERING       AFTER OFFERING
- -------------------------------------------------  ---------------     ---------------     --------------
PRINCIPAL STOCKHOLDERS:

James M. Hoak(2).................................      401,249               10.0%                7.3%
  13355 Noel Road, Suite 1350
  Dallas, Texas 75240

Pioneering Management Corporation(3).............      329,800                8.2%                6.0%
  60 State Street
  Boston, Massachusetts 02114

DIRECTORS AND OFFICERS:
James M. Hoak(2).................................      407,149               10.2%                7.4%
James D. Ireland III(4)..........................       61,238                1.5%                1.1%
James H. Miller(5)...............................      101,930                2.5%                1.8%
James R. Parish..................................        3,978                  *                   *
R. Carter Pate(6)................................       30,400                  *                   *
Arno F. Pirkau(7)................................      114,628                2.8%                2.1%
Stephen P. Smiley(8).............................        4,178                  *                   *
Cynthia R. Morris(9).............................       13,500                  *                   *
All directors and executive officers
  as a group (8 persons)(10).....................      731,101               17.7%               13.0%

- ---------------
  *  Indicates less than 1% of the outstanding shares of Common Stock.

 (1) Pursuant to the rules of the Securities and Exchange Commission (the "Commission"), certain shares of the Company's Common Stock which a beneficial owner has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options are deemed outstanding for the purposes of computing the percentage ownership of such owner but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

 (2) Mr. Hoak is a director of the Company. Includes (i) 9,149 shares, of which Mr. Hoak disclaims beneficial ownership, owned by his wife and (ii) 200 shares with respect to which Mr. Hoak has the right to acquire beneficial ownership upon exercise of currently exercisable options.

 (3) Beneficial ownership of such shares reported in a Schedule 13G filed by Pioneering Management Corporation, a registered investment advisor, with respect to its beneficial ownership of the Company's Common Stock.


 (4) Includes (i) 1,989 shares, of which Mr. Ireland disclaims beneficial ownership, owned by his wife, (ii) 1,990 shares held in a custodial account for the benefit of his minor children and (iii) 200 shares with respect to which Mr. Ireland has the right to acquire beneficial ownership upon exercise of currently exercisable options.


 (5) Includes 40,200 shares with respect to which Mr. Miller has the right to acquire beneficial ownership upon exercise of currently exercisable options.

 (6) Includes 20,000 shares with respect to which Mr. Pate has the right to acquire beneficial ownership upon exercise of currently exercisable options.

 (7) Includes 60,200 shares with respect to which Mr. Pirkau has the right to acquire beneficial ownership upon exercise of currently exercisable options.

 (8) Includes 200 shares with respect to which Mr. Smiley has the right to acquire beneficial ownership upon exercise of currently exercisable options.

 (9) Includes 8,000 shares with respect to which Ms. Morris has the right to acquire beneficial ownership upon exercise of currently exercisable options.

(10) Includes 129,000 shares with respect to which such persons have the right to acquire beneficial ownership upon exercise of currently exercisable options.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $.01 per share. As of the date of this Prospectus, there were 4,005,629 shares of Common Stock issued and outstanding.

     Holders of Common Stock have no preemptive rights to purchase or subscribe for securities of the Company, and the Common Stock is not convertible or subject to redemption by the Company. In the event of the dissolution of the Company, holders of Common Stock are entitled to share ratably in all of the assets of the Company remaining, if any, after satisfaction of the debts and liabilities of the Company and any preferential rights of the holders of any outstanding Preferred Stock. The outstanding shares of Common Stock, including the shares of Common Stock offered by this Prospectus, are validly issued, fully paid and non-assessable.

     Holders of Common Stock are entitled to receive cash dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor after payment of, or provision for, full dividends (on a cumulative basis, if applicable) on any shares of Preferred Stock then outstanding. Future policy with respect to dividends on the Common Stock will be determined by the Board of Directors based upon conditions then existing, including the Company's earnings and financial condition, capital requirements and other relevant facts. See "Price Range of Common Stock and Dividend Policy."

VOTING

     Holders of Common Stock are entitled to cast one vote for each share held of record on matters submitted to a vote of the stockholders of the Company. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors. Directors are elected by a plurality of the shares of Common Stock represented at the meeting. Approval of any other matter that is submitted to the stockholders requires the affirmative vote of the holders of a majority of the shares of Common Stock represented at the meeting. The holders of a majority of the shares entitled to vote shall constitute a quorum at meetings of stockholders.

THE PRUSUPPLY WARRANT AND CERTAIN REGISTRATION RIGHTS


     PruSupply Capital Assets, Inc. ("PruSupply"), an affiliate of The Prudential Insurance Company of America, holds a Stock Subscription Warrant (the "PruSupply Warrant") to purchase up to 114,269 shares of the Company's Common Stock at an initial purchase price of $13.13 per share. The PruSupply Warrant was originally issued in 1988 and is currently exercisable and will terminate, if not previously exercised, on September 30, 2002. The PruSupply Warrant contains provisions which afford PruSupply protection from dilution upon the occurrence of certain events including stock splits, stock dividends, stock reclassifications and combinations and certain issuances by the Company of additional shares of Common Stock, which could include this offering.

     The PruSupply Warrant also provides for certain rights to the holder thereof with respect to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of Common Stock subject to the PruSupply Warrant. The holders of all of the Common Stock issued upon exercise of the PruSupply Warrant may, subject to certain restrictions, require that the Company use its best efforts to register for public resale all of such shares requested to be registered under the Securities Act. In addition, if the Company proposes to register any shares of its Common Stock under the Securities Act, the holders of the shares so entitled to registration rights may require the Company to include all or a portion of such shares in any such registration. All fees, costs and expenses of such registrations (other than any underwriting discounts or commissions relating to such shares) will be borne by the Company. The Company's obligation to register shares is subject to certain conditions and qualifications, including that the underwriter, if any, of any offering related to such registration has the right, subject to certain conditions, to reduce the number of such shares to be included in the registration. PruSupply has waived its registration rights in connection with this offering.

LIMITATION OF DIRECTOR LIABILITY

     The Certificate of Incorporation of the Company limits the liability of directors of the Company (in their capacity as directors but not in their capacity as officers) to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, a director of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of Title 8 of the Delaware Code (relating to the Delaware General Corporation Law) or any amendment thereto or successor provision thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, he (i) shall have breached his duty of loyalty to the corporation or its stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law, or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (iv) shall have derived an improper personal benefit.

ANTI-TAKEOVER PROVISIONS

     The Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a business combination (as defined therein) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of the Company or any person affiliated with such person) for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer, and its address is 40 Wall Street, New York, New York 10005.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co. and A.G. Edwards & Sons, Inc., as representatives of the several underwriters (the "Representatives"), have agreed, severally, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names.

                                                                                 NUMBER
       NAME OF UNDERWRITER                                                      OF SHARES
       -------------------                                                      ---------
    J.C. Bradford & Co......................................................
    A.G. Edwards & Sons, Inc................................................

                                                                                ---------
              Total.........................................................    1,500,000
                                                                                 ========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all shares of Common Stock offered hereby if any such shares are purchased.


     The Company has been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $          per
share. The Underwriters may allow and such dealers may reallow a concession not
in excess of $          per share to certain other dealers. After the shares are
released for sale to the public, the offering price and such concessions may be changed by the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority without such accounts' specific advance consent.


     The offering of shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an additional 225,000 shares of Common Stock to cover over-allotments. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to 1,500,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of the Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 1,500,000 shares are being offered.

     The Company and all executive officers and directors have agreed that they will not, without the prior written consent of the Representatives, sell, transfer, assign or otherwise dispose of any shares of the Common Stock or options, warrants or rights to acquire Common Stock owned by them prior to the expiration of 120 days from the date of this Prospectus.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby is being passed upon for the Company by Thompson & Knight, a Professional Corporation, Dallas, Texas and for the Underwriters by Bass, Berry & Sims, Nashville, Tennessee.

                                    EXPERTS

     The consolidated financial statements and schedules of Sun Coast at June 30, 1993 and 1994 and for each of the three fiscal years in the period ended June 30, 1994, have been included and incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein and in the Registration Statement, and upon the authority of such firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the June 30, 1994 financial statements refers to a change in the method of accounting for income taxes.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-2 (as amended and together with all exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered, reference is made to the Registration Statement. Statements contained in this Prospectus concerning the provisions of any contract, agreement or other documents are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for the complete contents of the exhibit, and each statement concerning its provisions is qualified in its entirety by such reference.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information, may be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at 7 World Trade Center, 14th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2551. Copies of such materials may also be obtained by mail at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such materials can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Company's Common Stock is listed.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended June 30, 1994 and its Quarterly Reports on Form 10-Q for the quarters ended September 30, 1994 and December 31, 1994, which were filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act, are incorporated herein by reference and made a part of this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests should be addressed to: Sun Coast Industries, Inc., 2700 South Westmoreland, Dallas, Texas 75233, Attention: Cynthia R. Morris, Chief Financial Officer. Telephone requests may be directed to Ms. Morris at
(214) 373-7864.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        -----
Independent Auditors' Report..........................................................    F-2
Consolidated Balance Sheets as of June 30, 1993 and 1994, and December 31, 1994
  (unaudited).........................................................................    F-3
Consolidated Statements of Income for the three years ended June 30, 1994 and for the
  six months ended December 31, 1993 and 1994 (unaudited).............................    F-4
Consolidated Statements of Cash Flows for the three years ended June 30, 1994 and for
  the six months ended December 31, 1993 and 1994 (unaudited).........................    F-5
Consolidated Statements of Stockholders' Equity for the three years ended June 30,
  1994 and for the six months ended December 31, 1993 and 1994 (unaudited)............    F-6
Notes to Consolidated Financial Statements............................................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Sun Coast Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Sun Coast Industries, Inc. as of June 30, 1993 and 1994 and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended June 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Coast Industries, Inc. as of June 30, 1993 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 6 to the financial statements, the Company changed its method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

                                          KPMG Peat Marwick LLP

Dallas, Texas
August 23, 1994

                           SUN COAST INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                  JUNE 30,           DECEMBER 31,
                                                             -------------------     ------------
                                                              1993        1994           1994
                                                             -------     -------     ------------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................  $ 1,229     $ 1,824       $  1,200
  Accounts receivable, net of allowance for doubtful
     accounts of $229 in 1993, $163 in 1994 and $180 in
     December 1994.........................................    7,798       9,519         10,154
  Inventories..............................................    7,529       9,864         12,055
  Other current assets.....................................      463       1,162            882
                                                             -------     -------       --------
          Total current assets.............................   17,019      22,369         24,291
Property, plant and equipment..............................   18,589      24,555         27,016
Intangible assets..........................................    1,354       1,146            723
Other assets...............................................    1,076       1,814          1,213
                                                             -------     -------       --------
                                                             $38,038     $49,884       $ 53,243
                                                             =======     =======       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................  $ 3,979     $ 6,493       $  3,552
  Accrued expenses.........................................    3,695       3,702          3,363
  Current portion of long-term debt........................    2,788       1,498          1,500
  Deferred income taxes....................................      720         795            691
                                                             -------     -------       --------
          Total current liabilities........................   11,182      12,488          9,106
Other liabilities..........................................       90          90             45
Long-term debt.............................................   12,930      19,730         24,387
Deferred income taxes......................................    1,665       1,868          1,868
Commitments and contingencies (Note 11)
Stockholders' equity:
  Common stock, $.01 par value; 40,000,000 shares
     authorized; issued and outstanding 3,955,822 shares in
     1993, 3,974,314 shares in 1994 and 4,005,429 in
     December 1994.........................................       40          40             40
  Additional paid-in capital...............................   10,943      11,054         11,299
  Retained earnings........................................    1,188       4,614          6,498
                                                             -------     -------       --------
          Total stockholders' equity.......................   12,171      15,708         17,837
                                                             -------     -------       --------
                                                             $38,038     $49,884       $ 53,243
                                                             =======     =======       ========

          See accompanying notes to consolidated financial statements.

                           SUN COAST INDUSTRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                SIX MONTHS ENDED
                                              YEARS ENDED JUNE 30,                DECEMBER 31,
                                         -------------------------------       -------------------
                                          1992        1993        1994          1993        1994
                                         -------     -------     -------       -------     -------
                                                                                   (UNAUDITED)
Sales..................................  $61,944     $66,806     $73,102       $34,173     $43,579
                                         -------     -------     -------       -------     -------
Costs and expenses:
  Cost of sales........................   48,419      50,928      56,073        26,274      33,558
  Selling, general and
     administrative....................    8,918       9,310      10,260         5,065       6,285
  Interest, net........................    1,709       1,152       1,124           580         799
  Restructuring charge.................       --          --         642           642          --
                                         -------     -------     -------       -------     -------
                                          59,046      61,390      68,099        32,561      40,642
                                         -------     -------     -------       -------     -------
Income before income taxes.............    2,898       5,416       5,003         1,612       2,937
Provision for income taxes.............    1,320       1,773       1,577           565       1,053
                                         -------     -------     -------       -------     -------
          Net income...................  $ 1,578     $ 3,643     $ 3,426       $ 1,047     $ 1,884
                                         =======     =======     =======       =======     =======
Net income per common share............  $   .46     $   .92     $   .85       $   .26     $   .46
                                         =======     =======     =======       =======     =======
Net income per common share -- assuming
  full dilution........................  $   .44     $   .91     $   .84       $   .26     $   .46
                                         =======     =======     =======       =======     =======

          See accompanying notes to consolidated financial statements.

                           SUN COAST INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                                 SIX MONTHS ENDED
                                                   YEARS ENDED JUNE 30,            DECEMBER 31,
                                               -----------------------------    ------------------
                                                1992       1993       1994       1993       1994
                                               -------    -------    -------    -------    -------
                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income.................................  $ 1,578    $ 3,643    $ 3,426    $ 1,047    $ 1,884
  Adjustments to reconcile net income to net
     cash provided by operations:
     Depreciation and amortization...........    2,359      2,512      3,282      1,577      2,454
     Deferred income taxes...................      794        (68)       279      1,023       (104)
     Loss (gain) on sale or retirement of
       property, plant and equipment.........      111       (155)        (7)        --         --
     Allowance for doubtful accounts.........       79        172        117         50         17
     Changes in assets and liabilities:
       Accounts receivable...................   (1,538)      (188)    (1,838)       825       (652)
       Inventories...........................       53       (789)    (2,335)      (467)    (2,191)
       Other current assets..................     (102)       (30)      (699)      (695)       280
       Other assets..........................     (611)       (13)      (738)      (526)       525
       Accounts payable and accrued
          expenses...........................    1,091        307      2,521       (498)    (3,325)
                                               -------    -------    -------    -------    -------
          Net cash provided by (used in)
            operations.......................    3,814      5,391      4,008      2,336     (1,112)
                                               -------    -------    -------    -------    -------
Cash flows from investing activities:
  Capital expenditures.......................   (1,767)    (4,404)    (9,034)    (3,178)    (4,416)
  Sale of property, plant and equipment......       --        200         --         --         --
  Increase in intangibles....................      (11)       (75)        --         --         --
                                               -------    -------    -------    -------    -------
          Net cash used in investing
            activities.......................   (1,778)    (4,279)    (9,034)    (3,178)    (4,416)
                                               -------    -------    -------    -------    -------
Cash flows from financing activities:
  Net proceeds (repayments) of revolving
     credit line.............................   (2,937)       229      5,171         26      5,334
  Proceeds from long-term debt...............      169      1,478      2,397        608         --
  Repayments of long-term debt...............   (1,201)    (2,067)    (2,058)      (541)      (675)
  Issuance of common stock...................    2,094         --        111         --        245
                                               -------    -------    -------    -------    -------
          Net cash provided by (used in)
            financing activities.............   (1,875)      (360)     5,621         93      4,904
                                               -------    -------    -------    -------    -------
Change in cash and equivalents...............      161        752        595       (749)      (624)
Cash and equivalents at beginning of
  period.....................................      316        477      1,229      1,229      1,824
                                               -------    -------    -------    -------    -------
Cash and equivalents at end of period........  $   477    $ 1,229    $ 1,824    $   480    $ 1,200
                                               =======    =======    =======    =======    =======


                See Notes 5 and 6 for supplementary disclosures.

          See accompanying notes to consolidated financial statements.

                           SUN COAST INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              THREE YEARS ENDED JUNE 30, 1994 AND SIX MONTHS ENDED
                         DECEMBER 31, 1994 (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                            COMMON STOCK         ADDITIONAL     RETAINED         TOTAL
                                        --------------------      PAID-IN       EARNINGS     STOCKHOLDERS'
                                         SHARES       AMOUNT      CAPITAL       (DEFICIT)       EQUITY
                                        ---------     ------     ----------     --------     -------------
At June 30, 1991......................  3,442,157      $ 35       $  8,854      $ (4,033)       $ 4,856
Issuance of common stock to Board of
  Directors...........................     19,600        --             23            --             23
Redemption of stock...................        360        --             --            --             --
Exercise of options...................     18,892        --             71            --             71
Exercise of warrants..................    470,600         5          1,995            --          2,000
Net income............................         --        --             --         1,578          1,578
                                        ---------      ----       --------      --------        -------
At June 30, 1992......................  3,951,609        40         10,943        (2,455)         8,528

Issuance of fractional shares.........         61        --             --            --             --
Exercise of options...................      4,152        --             --            --             --
Net income............................         --        --             --         3,643          3,643
                                        ---------      ----       --------      --------        -------
At June 30, 1993......................  3,955,822        40         10,943         1,188         12,171

Exercise of options...................     18,492        --            111            --            111
Net income............................         --        --             --         3,426          3,426
                                        ---------      ----       --------      --------        -------
At June 30, 1994......................  3,974,314        40         11,054         4,614         15,708

Exercise of options (unaudited).......     31,115        --            245            --            245
Net income (unaudited)................         --        --             --         1,884          1,884
                                        ---------      ----       --------      --------        -------
At December 31, 1994 (unaudited)......  4,005,429      $ 40       $ 11,299      $  6,498        $17,837
                                        =========      ====       ========      ========        =======

          See accompanying notes to consolidated financial statements.

                           SUN COAST INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1992, 1993 AND 1994

NOTE 1 -- THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business

     Sun Coast Industries, Inc. (the "Company") manufactures and sells melamine and urea resins and compounds and, from these and other materials, molds consumer and commercial plastic products, including dinnerware, drinkware and closures. The Company has manufacturing facilities in Texas, Florida and Tennessee and offers its products through five divisions. The Chemical Division manufactures melamine and urea resins and compounds, which it supplies to other manufacturers and uses in producing its own consumer and food service products. The Consumer and Food Service Divisions manufacture compression molded melamine dinnerware and injection molded plastic drinkware, which the Company sells to retail and commercial markets. The Closures Division manufactures linerless, foil or foam lined and tamper-evident plastic closures and lids. These closures are used to bottle or package food, beverage, chemical and pharmaceutical products. The Custom Laminates Division is a start-up division employing the Company's proprietary process that permits lamination of images in a range of design, color and detail for use in furniture and countertops. No sales were generated for this latest division during fiscal 1994.

     Industry Segment

     The Company operates in a single industry segment, supplying consumer and commercial related plastic products on a direct and indirect basis, utilizing similar production processes and methods.

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in previously issued financial statements have been reclassified to conform with the current year financial statement presentation.

     Inventories

     The Closures Division's inventories are valued at the lower of cost or market, with cost determined utilizing the first-in, first-out (FIFO) method. Substantially all other inventories are valued at the lower of cost or market, with cost determined utilizing the last-in, first-out (LIFO) method.

     Property, Plant and Equipment

     Property, plant and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Lives assigned to asset categories are 5 to 15 years for machinery and equipment, 30 to 35 years for buildings and 5 years for molds. Machinery and equipment under capital leases are stated at the present value of minimum lease payments. Renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are charged to expense as incurred.

     Intangible Assets

     Intangible assets are stated at cost and consist primarily of patents, goodwill and licensing rights. Intangible assets are amortized on the straight-line method over their estimated useful lives. The carrying values and amortization periods of intangibles are periodically evaluated by the Company to determine whether current events and circumstances warrant adjustment.

                           SUN COAST INDUSTRIES, INC.

     Advertising Costs

     The Company expenses the costs of advertising as incurred, except for direct-response advertising and catalog costs which are capitalized and amortized over their expected periods of future benefit (generally six months). Direct response advertising and catalog costs consist primarily of printing and contract services for catalogs to market the Company's products.

     The total advertising costs reported as an asset was $27,000 and $169,000 at June 30, 1993 and 1994, respectively. Advertising expense for fiscal years 1992, 1993 and 1994 was $718,000, $659,000 and $921,000, respectively.

     Income Taxes

     In 1994, the Company adopted the guidelines of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109") on a retroactive basis. The cumulative effect of the change in method of accounting has been reported as an adjustment of beginning deficit for the year ended June 30, 1992. Under Statement 109, deferred income taxes are provided for temporary differences between financial and tax reporting. Income taxes are provided for taxes currently payable based on taxable income. The principal differences are described in Note 6.

     Environmental Costs

     A liability for environmental assessments and/or cleanup is accrued when it is probable a loss has been incurred and is estimable. No significant liability exists at June 30, 1994.

     Net Income Per Common Share


     Net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during each year after giving effect to stock options and warrants considered to be dilutive common stock equivalents. The weighted average number of common shares outstanding was 3,466,835 in 1992, 3,951,953 in 1993 and 4,032,554 in 1994.


     Net income per share, assuming full dilution for 1993 and 1994, is determined in a similar manner using the greater of the average or ending quarterly market prices of common stock. Net income per share, assuming full dilution for 1992, is determined on the assumption that certain warrants (see
Note 8) were exercised on July 1, 1991. Common stock options were not considered in the calculation of net income per common share assuming full dilution for 1992, as they were anti-dilutive. The weighted average number of common shares outstanding assuming full dilution was 3,565,333 in 1992, 4,001,681 in 1993 and 4,057,175 in 1994.

     Revenue Recognition

     Sales are recognized when the product is shipped.

     Research and Development

     Research and development costs associated with new product development and testing are expensed as incurred. Research and development costs amounted to $474,000, $514,000 and $731,000 in fiscal years 1992, 1993 and 1994, respectively.

     Statement of Cash Flows

     For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of $100,000 of

                           SUN COAST INDUSTRIES, INC.

certificates of deposit at June 30, 1993 (none in 1994). Noncash capital lease financing transactions totaled $95,000 and $418,000 in fiscal years 1992 and 1993, respectively.

     Interim Financial Information

     In the opinion of management, the unaudited interim consolidated financial information of the Company contains all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly the Company's financial position as of December 31, 1994, and the results of its operations and cash flows for the six months ended December 31, 1993 and 1994, and changes in stockholders' equity for the six months ended December 31, 1994. The results of operations for the six months ended December 31, 1993 and 1994 are not necessarily indicative of the results to be expected for the full year.

NOTE 2 -- INVENTORIES

                                                                          1993       1994
                                                                         ------     ------
                                                                          (IN THOUSANDS)
    Raw materials......................................................  $2,601     $3,471
    Work-in-process....................................................     440        917
    Finished goods.....................................................   4,441      5,185
                                                                         ------     ------
                                                                          7,482      9,573
    LIFO reserve.......................................................      97        342
    Obsolescence reserve...............................................     (50)       (51)
                                                                         ------     ------
                                                                         $7,529     $9,864
                                                                         ======     ======

     Approximately 74% and 78% of the consolidated inventories were valued using the LIFO method at June 30, 1993 and 1994, respectively. Replacement cost approximates LIFO cost at June 30, 1993 and 1994.

NOTE 3 -- PROPERTY, PLANT AND EQUIPMENT

                                                                       1993         1994
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Land...........................................................  $    634     $    634
    Building.......................................................     6,747        6,673
    Machinery and equipment........................................    11,211       14,134
    Machinery and equipment under capital lease....................     5,389        5,213
    Molds..........................................................     5,740        8,924
    Furniture and fixtures, leasehold improvements and other.......     1,664        4,109
                                                                     --------     --------
                                                                       31,385       39,687
    Less accumulated depreciation and amortization.................   (12,796)     (15,132)
                                                                     --------     --------
                                                                     $ 18,589     $ 24,555
                                                                     ========     ========

     Accumulated amortization of machinery and equipment under capital lease was $3,700,000 and $3,876,000 at June 30, 1993 and 1994, respectively.

                           SUN COAST INDUSTRIES, INC.

NOTE 4 -- ACCRUED EXPENSES

                                                                          1993       1994
                                                                         ------     ------
                                                                          (IN THOUSANDS)
    Salaries and other benefits........................................  $1,703     $1,404
    Interest...........................................................      74        215
    Taxes payable......................................................     628        627
    Other..............................................................   1,290      1,456
                                                                         ------     ------
                                                                         $3,695     $3,702
                                                                         ======     ======

NOTE 5 -- LONG-TERM DEBT

                                                                        1993        1994
                                                                       -------     -------
    Term loan........................................................  $ 8,410     $ 4,000
    Revolving credit line............................................    3,284       8,455
    Capital expenditures term loan...................................      985       6,000
    Industrial development revenue bonds.............................    2,625       2,476
    Capitalized lease obligations, 4.9% to 12.33%, various
      installments through 1996, secured by equipment................      414         297
                                                                       -------     -------
                                                                        15,718      21,228
    Less current portion.............................................   (2,788)     (1,498)
                                                                       -------     -------
                                                                       $12,930     $19,730
                                                                       =======     =======

     On April 29, 1994, the Company amended its existing loan agreement to reduce the interest rate, modify the repayment schedule and reallocate outstanding borrowings among loan components. The amended loan agreement consists of a total facility under the agreement of $24 million and is comprised of the following: (1) a $4 million, seven-year amortizing secured loan (Term
Loan); (2) a $10 million, six-year amortizing secured loan (Capital Expenditure Term Loan) limited to 80% of the orderly liquidation value of equipment, as defined; and (3) a $10 million revolving loan (the Revolving Credit Line) with availability determined by reference to a borrowing base of eligible accounts receivable and inventory of the Company. Borrowing availability under the Revolving Credit Line at June 30, 1994 was $1,545,000. The Revolving Credit Line is available for the term of the loan agreement. Interest rates on the loans approximate the prime rate (6.86% weighted average at June 30, 1994). The loan agreement also provides for the issuance of up to $2 million of letters of credit, subject to the borrowing availability under the Revolving Credit Line. Substantially all of the Company's property, equipment, receivables and inventory are pledged as collateral.

     The loan agreement contains various covenants, including maintaining certain financial ratios and tests, limitations on the incurrence of debt and the amount of capital expenditures, investments and dividends. The primary financial covenants include ratios of cash flow to the current portion of long-term debt, total debt to tangible net worth, current assets to current liabilities and the maintenance of minimum net worth, all as defined. The Company was in compliance with its financial covenants as of June 30, 1994.

     The industrial development revenue bonds were used to finance the cost of a new production and office facility (completed during 1988) and certain machinery in Florida. Total bond proceeds were $3,600,000. The bonds bear interest at 78% of prime, are payable in monthly installments of $12,500 through 2011, and are secured by the underlying facility and equipment.


     The estimated fair value of the Company's debt approximates the outstanding net book value at June 30, 1994. Interest paid (net of $110,000 capitalized in 1994) amounted to $1,746,000 in 1992, $1,177,000 in 1993 and $885,000 in 1994.

                           SUN COAST INDUSTRIES, INC.

     Scheduled debt maturities (excluding capital lease obligations) subsequent to June 30, 1994 are as follows: $1,417,000 in 1995, $9,871,000 in 1996,
$1,417,000 in 1997, $1,417,000 in 1998, $1,417,000 in 1999 and $5,392,000
thereafter.

NOTE 6 -- INCOME TAXES

     As discussed in Note 1, the Company adopted Statement 109 in 1994 and has applied the provisions of Statement 109 retroactively. The cumulative effect of this change ($1,876,000) as of July 1, 1991 has been reflected as an adjustment of beginning deficit for the year ended June 30, 1992. As a result of applying Statement 109, net income was increased (decreased) by $(740,000), or ($.21) per share, in 1992 and $126,000, or $.03 per share, in 1993.

     The provision for income taxes consists of the following (in thousands):

                                                                1992       1993       1994
                                                               ------     ------     ------
    Current:
      Federal................................................  $  310     $1,644     $1,187
      State..................................................     216        197        111
                                                               ------     ------     ------
                                                                  526      1,841      1,298
    Deferred federal and state...............................     794        (68)       279
                                                               ------     ------     ------
                                                               $1,320     $1,773     $1,577
                                                               ======     ======     ======
    Income taxes paid........................................  $   99     $1,739     $1,225
                                                               ======     ======     ======

     A reconciliation of the federal statutory tax rate with the effective tax rate follows:

                                                                1992       1993       1994
                                                               ------     ------     ------
    Statutory tax rate.......................................    34.0%      34.0%      34.0%
      State income taxes, net of federal income tax
         benefit.............................................     4.9        2.4        1.9
      Other..................................................     6.6       (3.7)      (4.4)
                                                                 ----       ----       ----
    Effective tax rate.......................................    45.5%      32.7%      31.5%
                                                                 ====       ====       ====

                           SUN COAST INDUSTRIES, INC.

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities follow (in thousands):

                                                                        1993        1994
                                                                       -------     -------
    Deferred tax assets:
      Allowance for doubtful accounts................................  $    86     $    59
      Accrued expenses...............................................      205         149
      Other..........................................................       --          15
                                                                       -------     -------
              Total gross deferred tax assets........................      291         223
                                                                       -------     -------
    Deferred tax liabilities:
      Property, plant and equipment..................................   (1,665)     (1,868)
      Inventories....................................................     (933)       (937)
      Other..........................................................      (78)        (81)
                                                                       -------     -------
              Total gross deferred tax liabilities...................   (2,676)     (2,886)
                                                                       -------     -------
              Net deferred tax liability.............................  $(2,385)    $(2,663)
                                                                       =======     =======

     No valuation allowance related to deferred tax assets was necessary for any of the periods presented as management believes it is more likely than not that such deferred tax assets will be realized.

NOTE 7 -- RESTRUCTURING CHARGE

     During the second quarter of fiscal year 1994, the Company recorded a restructuring charge related to an approximate 8% reduction in the number of Texas employees and the consolidation of certain corporate functions such as management information systems, insurance coverage and benefit plans. The charge included costs to reduce personnel levels ($370,000), consolidate manufacturing operations ($80,000) and outsource and consolidate certain corporate functions ($192,000). The restructuring reserve was fully utilized as of June 30, 1994.

NOTE 8 -- STOCKHOLDERS' EQUITY

     Stock Warrants


     In 1992, outstanding warrants to purchase 470,600 shares of the Company's common stock were exercised by the holder at $4.25 per share, resulting in proceeds to the Company of $2,000,050. In connection with obtaining financing for the purchase of a subsidiary, the Company issued warrants to purchase 114,269 shares of common stock at $13.13 per share. The warrants are exercisable through 2002. There are no other warrants outstanding at June 30, 1994.


     Stock Options

     The 1994 Long Term Incentive Plan ("1994 Plan") was adopted by the Board of Directors on May 3, 1994 and is subject to shareholder approval. The 1994 Plan provides that officers and key employees may be granted stock appreciation rights, restricted stock, performance share awards, nonqualified stock options or incentive stock options for the purchase of the Company's common stock. Up to 250,000 shares of the Company's common stock may be issued on exercise of options and rights granted under this plan. The type, terms, and timing of options granted will be determined at the discretion of the Board of Directors.

                           SUN COAST INDUSTRIES, INC.

     No future grants will be made under the Company's previous incentive stock option plans. At June 30, 1994, previously granted options for 351,300 shares remain outstanding under these plans.


     On December 3, 1993, the Board of Directors adopted the 1994 Director Stock Option Plan whereby each non-employee director and Chairman shall be granted 1,000 options initially and 500 options each fiscal year ended June 30, 1994 and thereafter for purchase of the Company's common stock at the fair market value at the date of grant. This plan is also subject to shareholder approval.


     Transactions in stock options under these plans are summarized as follows:

                                                                SHARES       PRICE RANGE
                                                                -------     --------------
    Options outstanding at July 1, 1992.......................  198,870     $5.50 -- 15.00
      Options granted.........................................  146,000     $10.00 -- 10.125
      Options exercised.......................................  (12,225)    $5.95 --  7.50
      Options terminated......................................   (1,140)    $5.95 --  9.40
                                                                -------
    Options outstanding at June 30, 1993......................  331,505     $5.50 -- 15.00
      Options granted.........................................  117,500     $10.75 -- 14.25
      Options exercised.......................................  (24,455)    $5.50 --  9.40
      Options terminated......................................  (15,750)    $5.95 -- 11.90
                                                                -------
    Options outstanding at June 30, 1994
      (191,100 options exercisable)...........................  408,800     $5.50 -- 15.00
                                                                =======


     During fiscal years 1993 and 1994, the Company offered to settle options held by certain employees of the Company by issuing shares of stock equal in value to the appreciation of the Company's stock over the stated option price. A total of 12,100 and 9,140 options were exercised in 1993 and 1994, respectively, in this manner, resulting in the issuance of 4,027 and 3,233 shares.


     Certain principal officers had been granted additional nonqualifying options to purchase shares at market prices. On May 14, 1992, all remaining 18,892 options were exercised at the option price of $3.75 per share.

     Reverse Stock Split

     Effective December 6, 1991, the stockholders approved a one-for-five reverse stock split effective January 2, 1992. The reverse split reduced the Company's issued stock by 13,848,466 shares. Common stock was reduced by approximately $138,000 with a corresponding increase to additional paid-in capital to reflect the reduction to $.01 par value per share. The Company's consolidated financial statements and all per share amounts have been restated to reflect the reverse stock split. During fiscal year 1993, the Board of Directors authorized 61 additional common stock shares to account for fractional shares held by stockholders at the time of the reverse stock split.

NOTE 9 -- PENSION, RETIREMENT, PROFIT SHARING AND SAVINGS PLANS

     The Company has two pension plans covering bargaining unit employees and substantially all other employees. Benefits under the bargaining unit plan are set by contract with the union at a fixed amount per year of service, which also requires contributions at certain intervals, as stipulated in the union contract. Benefits under the other plan were frozen effective February 1, 1994.

                           SUN COAST INDUSTRIES, INC.

     Pension cost and significant assumptions follow (in thousands):


                                                                 1992      1993      1994
                                                                 -----     -----     -----
    Non-union employees' plan:
      Service cost -- benefits earned during the period........  $  59     $ 125     $ 125
      Interest cost on projected benefit obligation............    148       170       176
      Actual return on assets..................................   (139)     (154)     (177)
      Net amortization and deferral of gains and losses........     (5)       (5)       (5)
      Net curtailment gain.....................................     --        --      (158)
    Union plan.................................................    105        97        97
                                                                 -----     -----     -----
              Net periodic pension cost........................  $ 168     $ 233     $  58
                                                                 =====     =====     =====


    Weighted average discount rate.............................    8.5%      8.0%      7.5%
    Rate of increase in compensation level.....................    5.0       5.0       4.5
    Long-term rate of return on plan assets....................    7.0       7.0       7.0

     A summary of the plans' funded status and amounts recognized in the Company's consolidated balance sheets follow (in thousands):

                                                                          1993      1994
                                                                         -------   -------
    Actuarial present value of benefit obligations:
      Accumulated benefit obligation, including vested benefits of
         $4,555 and $4,676 in 1993 and 1994, respectively..............  $ 4,576   $ 4,676
                                                                         =======   =======
      Projected benefit obligation.....................................  $(5,008)  $(4,676)
      Plan assets at fair value........................................    5,128     5,042
                                                                         -------   -------
      Plan assets in excess of projected benefit obligation............      120       366
      Unrecognized net transition asset................................      (53)       --
      Unrecognized net loss............................................      144        --
                                                                         -------   -------
    Prepaid pension asset included in other assets.....................  $   211   $   366
                                                                         =======   =======

     The Company and its subsidiaries had defined contribution profit sharing and savings plans for the benefit of employees. Company contributions to the profit sharing and savings plans were $339,000, $345,000 and $203,000 for fiscal years 1992, 1993 and 1994, respectively. The Florida subsidiary also maintained a separate retirement savings plan which qualifies under Internal Revenue Code
Section 401(k). Company contributions were approximately $20,000, $56,000 and $28,000 for fiscal years 1992, 1993 and 1994, respectively. Effective July 1, 1994, the above described profit sharing and savings plans were merged into one Company-wide plan.

NOTE 10 -- BUSINESS AND CREDIT CONCENTRATION

     The Company frequently bids for large contracts for its products which may result in individual customers accounting for more than 10% of its net sales in a given fiscal year. Sales to a single customer were approximately $11,393,000, $10,476,000 and $10,649,000 for fiscal years 1992, 1993 and 1994, respectively.
Sales to a second customer were approximately $7,004,000 and $8,401,000 in fiscal years 1993 and 1994, respectively. No other customers represented more than 10% of the Company's net sales in 1992, 1993 or 1994. The Company had accounts receivable balances from these major customers of approximately $1,858,000 and $2,087,000 as of June 30, 1993 and 1994, respectively. Customers from many geographic

                           SUN COAST INDUSTRIES, INC.

locations are granted credit on an unsecured basis. Management believes that sufficient allowances for doubtful accounts have been provided as of June 30, 1993 and 1994.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

     The Company leases certain equipment used in the manufacturing of products. Rental expense under operating leases was $492,000, $503,000 and $448,000 in fiscal years 1992, 1993 and 1994, respectively. Future minimum lease payments under capital and operating leases with initial or remaining terms of one year or more at the end of fiscal year 1994 follow (in thousands):

                           YEAR ENDING JUNE 30,                         CAPITAL     OPERATING
                           --------------------                         -------     ---------
    1995..............................................................    $81         $ 499
    1996..............................................................     86           336
    1997..............................................................     91           200
    1998..............................................................     39            98
    1999..............................................................     --            90

     Under the Company's insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company is responsible for certain expected losses related primarily to workers' compensation. Provisions for losses expected under this program are recorded based upon the Company's estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry.

     In February 1983, the United States Environmental Protection Agency (EPA) commenced an investigation of releases of hazardous substances at the Bio-Ecology Systems disposal site in Grand Prairie, Texas. The Company was considered one of approximately 103 responsible parties by the EPA as a subsidiary of the Company sent materials to the site for disposal. The Company reached a settlement in 1994 with the EPA, providing for a release from all claims for a settlement payment of $5,000.

     The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. Management believes that the disposition of these matters will not have a material impact on the financial condition or results of operations of the Company.

NOTE 12 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial data are summarized as follows (dollars in thousands, except per share data):

                                                     FISCAL YEAR 1993 QUARTERS                FISCAL YEAR 1994 QUARTERS
                                               -------------------------------------    -------------------------------------
                                                FIRST    SECOND     THIRD    FOURTH      FIRST    SECOND     THIRD    FOURTH
                                               -------   -------   -------   -------    -------   -------   -------   -------
Revenues...................................... $16,706   $15,899   $16,880   $17,321    $17,261   $16,912   $18,875   $20,054
Gross margin..................................   3,902     3,676     4,083     4,217      3,923     3,976     4,645     4,485
Income before income tax and
  extraordinary items.........................   1,196     1,043     1,376     1,801      1,130       482     1,756     1,635
Net income....................................     730       709       944     1,260        737       310     1,097     1,282
Per common share..............................     .18       .18       .24       .32        .19       .08       .28       .30

                                   CLOSURES

      [PHOTO]                     [PHOTO]                 [PHOTO]



Sun Coast's lined closures are used to seal and package food, beverage, chemical and pharmaceutical products.


                               CUSTOM LAMINATES

                [PHOTO]                             [PHOTO]


Custom Laminates Division's proprietary process allows Sun Coast to custom design a wide range of colorful laminate products, including tabletops, children's furniture and kitchen and bath counters and backsplashes.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE LEGALLY MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    5
Risk Factors..........................    5
Use of Proceeds.......................    7
Price Range of Common Stock and
  Dividend Policy.....................    8
Capitalization........................    9
Selected Consolidated Financial
  Data................................   10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   11
Business..............................   16
Management............................   22
Principal Stockholders................   24
Description of Capital Stock..........   25
Underwriting..........................   27
Legal Matters.........................   28
Experts...............................   28
Available Information.................   28
Incorporation of Documents by
  Reference...........................   28
Index to Consolidated Financial
  Statements..........................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                1,500,000 SHARES

                                  [SUN COAST
                            INDUSTRIES, INC. LOGO]

                                  COMMON STOCK



                             ----------------------
                                   PROSPECTUS
                             ----------------------





                             J.C. BRADFORD & CO.

                          A.G. EDWARDS & SONS, INC.




                                 MARCH   , 1995


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred or to be incurred in connection with the sale of the Common Stock being registered (all amounts are estimated except the SEC Registration Fee, the NASD Filing Fee and the New York Stock Exchange Filing Fee) all of which will be paid by the Registrant:

    SEC Registration Fee....................................................    $  8,923
    NASD Filing Fee.........................................................       3,088
    New York Stock Exchange Filing Fee......................................       6,037
    Blue Sky Qualification Fees and Expenses (including legal expenses).....      10,000
    Accounting Fees.........................................................      25,000
    Legal Fees and Expenses.................................................      90,000
    Transfer Agent and Registrar Fees.......................................       1,000
    Printing and Engraving..................................................      75,000
    Miscellaneous...........................................................      30,952
                                                                                --------
    Total...................................................................    $250,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Tenth of the Registrant's Certificate of Incorporation, as amended provides as follows:

          To the fullest extent permitted by applicable law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for any matter in respect of which such director shall be liable under Section 174 of Title 8 of the Delaware Code (relating to the Delaware General Corporation Law) or any amendment thereto or successor provision thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, he (i) shall have breached his duty of loyalty to the corporation or its stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law, or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or
     (iv) shall have derived an improper personal benefit.

     Section 145 of the General Corporation Law of the State of Delaware permits (and in certain circumstances requires) Delaware corporations, such as the Registrant, to indemnify directors and officers thereof under certain conditions and subject to certain limitations.

     Article VI of the Registrant's Bylaws provides as follows:

     Section 1. General. The Corporation shall indemnify, and advance Expenses (as this and all other capitalized words used in this Article VI and not previously defined in these bylaws are defined in Section 14 of this Article VI) to, Indemnitee to the fullest extent permitted by applicable law in effect on the date of the effectiveness of these bylaws, and to such greater extent as applicable law may thereafter permit. The rights of Indemnitee provided under the preceding sentence shall include, but not be limited to, the right to be indemnified to the fullest extent permitted by sec. 145(b) of the D.G.C.L. in Proceedings by or in the right of the Corporation and to the fullest extent permitted by Proceedings by or in the right of the Corporation and to the fullest extent permitted by sec. 145(a) of the D.G.C.L. in all other Proceedings. The provisions set forth below in this Article VI are provided in furtherance, and not by way of limitation, of the obligations expressed in this
Section 1.

     Section 2. Expenses Related to Proceedings. If Indemnitee is, by reason of his or her Corporate Status, a witness in or a party to and is successful, on the merits or otherwise, in any Proceeding, he or she shall be indemnified against all Expenses actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to any Matter in such Proceeding, the Corporation shall indemnify Indemnitee against all Expenses actually and reasonably incurred by him or her or on his or her behalf relating to each Matter. The termination of any Matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such Matter.

     Section 3. Advancement of Expenses. Indemnitee shall be advanced Expenses within ten days after requesting them to the fullest extent permitted by sec. 145(e) of the D.G.C.L.

     Section 4. Request for Indemnification. To obtain indemnification Indemnitee shall submit to the Corporation a written request with such information as is reasonably available to Indemnitee. The Secretary of the Corporation shall promptly advise the Board of Directors of such request.

     Section 5. Determining Entitlement to Indemnification if No Change of Control. If there has been no Change of Control at the time the request for Indemnification is sent, Indemnitee's entitlement to indemnification shall be determined in accordance with sec. 145(d) of the D.G.C.L. If entitlement to indemnification is to be determined by Independent Counsel, the Corporation shall furnish notice to Indemnitee within ten days after receipt of the request for indemnification, specifying the identity and address of Independent Counsel. Indemnitee may, within fourteen days after receipt of such written notice of selection, deliver to the Corporation a written objection to such selection. Such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of Independent Counsel and the objection shall set forth with particularity the factual basis of such assertion. If there is an objection to the selection of Independent Counsel, either the Corporation or Indemnitee may petition the Court of Chancery of the State of Delaware or any other court of competent jurisdiction for a determination that the objection is without a reasonable basis and/or for the appointment of Independent Counsel selected by the court.

     Section 6. Determining Entitlement to Indemnification if Change of Control. If there has been a Change of Control at the time the request for indemnification is sent, Indemnitee's entitlement to indemnification shall be determined in a written opinion by Independent Counsel selected by Indemnitee. Indemnitee shall give the Corporation written notice advising of the identity and address of the Independent Counsel so selected. The Corporation may, within seven days after receipt of such written notice of selection, deliver to Indemnitee a written objection to such selection. Indemnitee may, within five days after the receipt of such objection from the Corporation, submit the name of another Independent Counsel and the Corporation may, within seven days after receipt of such written notice of selection, deliver to Indemnitee a written objection to such selection. Any objection is subject to the limitations in
Section 5 of this Article VI. Indemnitee may petition the Court of Chancery of the State of Delaware or any other court of competent jurisdiction for a determination that the Corporation's objection to the first and/or second selection of Independent Counsel is without a reasonable basis and/or for the appointment as Independent Counsel of a person selected by the court.

     Section 7. Procedures of Independent Counsel. If there has been a Change of Control before the time the request for indemnification is sent by Indemnitee, Indemnitee shall be presumed (except as otherwise expressly provided in this Article VI) to be entitled to indemnification upon submission of a request for indemnification in accordance with Section 4 of this Article VI, and thereafter the Corporation shall have the burden of proof to overcome the presumption in reaching a determination contrary to the presumption. The presumption shall be used by Independent Counsel as a basis for a determination of entitlement to indemnification unless the Corporation provides information sufficient to overcome such presumption by clear and convincing evidence or the investigation, review and analysis of Independent Counsel convinces him or her by clear and convincing evidence that the presumption should not apply.

     Except in the event that the determination of entitlement to indemnification is to be made by Independent Counsel, if the person or persons empowered under Section 5 or 6 of this Article VI to determine entitlement to indemnification shall not have made and furnished to Indemnitee in writing a determination within sixty days after receipt by the Corporation of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be entitled to such indemnification unless Indemnitee knowingly misrepresented a material fact in connection with the request for indemnification or such indemnification is prohibited by law. The termination of any Proceeding or of any Matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Article VI) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that (a) Indemnitee did not act in good faith and in a manner that he or she reasonably believed, in the case of conduct in his or her official capacity as a director of the Corporation, to be in the best interests of the Corporation or in all other cases that at least his or her conduct was not opposed to the Corporation's best interests, or (b) with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his or her conduct was unlawful.

     Section 8. Expenses of Independent Counsel. The Corporation shall pay any and all reasonable fees and expenses of Independent Counsel incurred acting pursuant to this Article VI and in any proceeding to which it is a party or witness in respect of its investigation and written report and shall pay all reasonable fees and expenses incident to the procedures in which such Independent Counsel was selected or appointed. No Independent Counsel may serve if a timely objection has been made to his or her selection until a court has determined that such objection is without a reasonable basis.

     Section 9. Trial De Novo. In the event that (a) a determination is made pursuant to Section 5 or 6 of this Article VI that Indemnitee is not entitled to indemnification under this Article VI, (b) advancement of Expenses is not timely made pursuant to Section 3 of this Article VI, (c) Independent Counsel has not made and delivered a written opinion determining the request for indemnification
(i) within ninety days after being appointed by a court, (ii) within ninety days after objections to his or her selection have been overruled by a court or (iii) within ninety days after the time for the Corporation or Indemnitee to object to his or her selection or (d) payment of indemnification is not made within five days after a determination of entitlement to indemnification has been made or deemed to have been made pursuant to Section 5, 6 or 7 of this Article VI, Indemnitee shall be entitled to an adjudication in any court of competent jurisdiction of his or her entitlement to such indemnification or advancement of Expenses. In the event that a determination shall have been made that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 9 shall be conducted in all respects as a de novo trial on the merits, and Indemnitee shall not be prejudiced by reasons of that adverse determination. If a Change of Control shall have occurred, in any judicial proceeding commenced pursuant to this Section 9, the Corporation shall have the burden of proving that Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be. If a determination shall have been made or deemed to have been made that Indemnitee is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to this Section 9, or otherwise, unless Indemnitee knowingly misrepresented a material fact in connection with the request for indemnification, or such indemnification is prohibited by law.

     The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 9 that the procedures and presumptions of this Article VI are not valid, binding and enforceable and shall stipulate in any such court that the Corporation is bound by all provisions of this Article VI. In the event that Indemnitee, pursuant to this Section 9, seeks a judicial adjudication to enforce his or her rights under, or to recover damages for breach of, this Article VI, Indemnitee shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any and all Expenses actually and reasonably incurred by him or her in such judicial adjudication, but only if he or she prevails therein. If it shall be determined in such judicial adjudication that Indemnitee is entitled to receive part but not all of the indemnification or advancement of Expenses sought, the Expenses incurred by Indemnitee in connection with such judicial adjudication or arbitration shall be appropriately prorated.

     Section 10. Non-Exclusivity. The rights of indemnification and to receive advancement of Expenses as provided by this Article VI shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the Certificate of Incorporation, these Bylaws, any agreement, a vote of stockholders, a resolution of the Board of Directors or otherwise. No amendment, alteration or repeal of this Article VI or any provision hereof shall be effective as to any Indemnitee for acts, events and circumstances that occurred, in whole or in part, before such amendment, alteration or repeal. The provisions of this Article VI shall continue as to an Indemnitee whose Corporate Status has ceased and shall inure to the benefit of his or her heirs, executors and administrators.

     Section 11. Insurance and Subrogation. To the extent the Corporation maintains an insurance policy or policies providing liability insurance for directors or officers of the Corporation or of any other corporation, partnership, joint venture, trust employee benefit plan or other enterprise which such person serves at the request of the Corporation, Indemnitees shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of coverage available for any such director or officer under such policy or policies.

     In the event of any payment hereunder, the Company shall be subrogated to the extent of such payment to all the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

     The Company shall not be liable under this Article VI to make any payment of amounts otherwise indemnifiable hereunder if, and to the extent that, Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

     Section 12. Severability. If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby; and, to the fullest extent possible, the provisions of this Article VI shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

     Section 13.  Certain Persons Not Entitled to
Indemnification. Notwithstanding any other provision of this Article VI, no person shall be entitled to indemnification or advancement of Expenses under this Article VI with respect to any Proceeding, or any Matter therein, brought or made by such person against the Corporation.

     Section 14.  Definitions.  For purposes of this Article VI:

     "Change of Control" means a change in control of the Corporation after the date of adoption of these bylaws in any one of the following circumstances: (a) there shall have occurred an event required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar schedule or form) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether or not the Corporation is then subject to such reporting requirement; (b) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) shall have become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation's then outstanding voting securities without prior approval of at least two-thirds of the members of the Board of Directors in office immediately prior to such person's attaining such percentage interest; (c) the Corporation is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter or (d) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (including for this purpose any new director whose election or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

     "Corporate Status" describes the status of a person who is or was a director, officer or employee or agent of the Corporation or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Corporation.

     "D.G.C.L." means the Delaware General Corporation Law, as currently in effect or as amended from time to time.

     "Expenses" shall include reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating or being or preparing to be a witness in a Proceeding.

     "Indemnitee" includes any person who is, or is threatened to be made, a witness in or a party to any Proceeding as described in Section 1 or 2 of this Article by reason of his or her Corporate Status.

     "Independent Counsel" means a law firm, or member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the five years previous to his or her selection or appointment has been, retained to represent: (a) the Corporation or Indemnitee in any matter material to either such party, (b) any other party to the Proceeding giving rise to a claim for indemnification hereunder or (c) the beneficial owners, directly or indirectly, of securities of the Corporation representing 5% or more of the combined voting power of the Corporation's then outstanding voting securities.

     "Matter" is a claim, a material issue, or a substantial request for relief.

     "Proceeding" includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative, except one initiated by an Indemnitee pursuant to Section 9 of this Article VI to enforce his or her rights under this Article VI.

     Section 15. Notices. Any communication required or permitted to the Corporation shall be addressed to the Secretary of the Corporation and any such communication to Indemnitee shall be given in writing by depositing the same in the United States mail, with postage thereon prepaid, addressed to the person to whom such notice is directed at the address of such person on the records of the Corporation, and such notice shall be deemed given at the time when the same shall be so deposited in the United States mail.

     Section 16. Contractual Rights. The right to be indemnified or to the advancement or reimbursement of Expenses (i) is a contract right based upon good and valuable consideration, pursuant to which Indemnitee may sue as if these provisions were set forth in a separate written contract between him or her and the Corporation, (ii) is and is intended to be retroactive and shall be available as to events occurring prior to the adoption of these provisions and
(iii) shall continue after any rescission or restrictive modification of such provisions as to events occurring prior thereto.

ITEM 16. EXHIBITS


  EXHIBIT
  NUMBER                                       DESCRIPTION
  ------    ----------------------------------------------------------------------------------
    1.1+    Form of Underwriting Agreement
    3.1     Certificate of Incorporation of Sun Coast Industries, Inc., as amended (filed as
            Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the Quarter Ended
            March 31, 1994 and incorporated herein by reference).
    3.2     Bylaws of Sun Coast Industries, Inc. (filed as Exhibit 3.2 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
    4.1+    Stock Subscription Warrant dated August 23, 1993 issued to PruSupply Capital
            Assets, Inc.
    4.2+    Registration Rights Agreement dated as of January 8, 1988 between Sun Coast
            Industries, Inc. and The Prudential Insurance Company of America.
    5.1+    Opinion of Thompson & Knight, A Professional Corporation.
   10.1     Amended and Restated Loan and Security Agreement dated as of April 29, 1994 among
            Bank of America Texas, N.A., Sun Coast Holdings, Inc., Sun Coast Closures, Inc.,
            Plastics Manufacturing Company, Sun Coast Industries, Inc., Alliance
            Manufacturing, Inc. and Custom Laminates, Inc. (filed as Exhibit 10.1 to the
            Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.2     Amended and Restated Capital Expenditures Term Note effective as of April 29, 1994 executed by Sun Coast Holdings, Inc. in the face amount of $10,000,000 payable to the order of Bank of America Texas, N.A. (filed as Exhibit 10.2 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.3     Term Note effective as of March 13, 1991 executed by Plastics Manufacturing
            Company in the face amount of $11,500,000 payable to the order of SPBC, Inc.
            (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the
            Quarter Ended March 31, 1994 and incorporated herein by reference).
   10.4     Amended and Restated Continuing Guaranty by Plastics Manufacturing Company, dated as of April 29,1994 for the benefit of Bank of America Texas, N.A. (filed as
            Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the Quarter Ended
            March 31, 1994 and incorporated herein by reference).
   10.5     Amended and Restated Continuing Guaranty by Sun Coast Closures, Inc., dated as of
            April 29, 1994 for the benefit of Bank of America Texas, N.A. (filed as Exhibit
            10.5 to the Company's Quarterly Report on Form 10-Q for the Quarter Ended March
            31, 1994 and incorporated herein by reference).
   10.6     Continuing Guaranty by Sun Coast Industries, Inc., dated as of April 29, 1994 for the benefit of Bank of America Texas, N.A. (filed as Exhibit 10.6 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.7     Continuing Guaranty by Alliance Manufacturing, Inc., dated as of April 29, 1994 for the benefit of Bank of America Texas, N.A. (filed as Exhibit 10.6 to the
            Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.8     Continuing Guaranty by Custom Laminates, Inc., dated as of April 29, 1994 for the benefit of Bank of America Texas, N.A. (filed as Exhibit 10.8 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.9     Assignment of Notes, Liens, and Loan Documents executed by Bank America Business
            Credit, Inc. successor to SPBC, Inc. (filed as Exhibit 10.9 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
  10.10     Assumption Agreement dated as of April 29, 1994 among Sun Coast Holdings, Inc.,
            Plastics Manufacturing Company, Sun Coast Closures, Inc., Sun Coast Industries,
            Inc., and Bank of America Texas, N.A. (filed as Exhibit 10.10 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
  10.11     Modification of Note and Deed of Trust effective as of April 29, 1994 among Bank of America Texas, N.A., Plastics Manufacturing Company, Sun Coast Industries, Inc.
            and Sun Coast Holdings, Inc. (filed as Exhibit 10.11 to the Company's Quarterly
            Report on Form 10-Q for the Quarter Ended March 31, 1994 and incorporated herein by reference).
  10.12     1984 Incentive Stock Option Plan (filed as Exhibit 4.1 to the Company's
            Registration Statement on Form S-8 filed with the Securities and Exchange
            Commission on March 15, 1993 and incorporated herein by reference).

  EXHIBIT
  NUMBER                                       DESCRIPTION
  ------    ----------------------------------------------------------------------------------
   10.13+   First Amendment to Amended and Restated Loan and Security Agreement dated as of
            September 21, 1994.
   10.14+   Second Amendment to Amended and Restated Loan and Security Agreement dated as of
            November 23, 1994.
   10.15    1987 Incentive Stock Option Plan (filed as Exhibit 4.1 to the Company's
            Registration Statement on Form S-8 filed with the Securities and Exchange
            Commission on March 15, 1993 and incorporated herein by reference).
   10.16    1993 Incentive and Non-Statutory Stock Option Plan (filed as Exhibit 4.1 to the
            Company's Registration Statement on Form S-8 filed with the Securities and
            Exchange Commission on March 15, 1993 and incorporated herein by reference.).
   10.17    1994 Long-Term Incentive Plan (filed as Exhibit 4.1 to the Company's Registration
            Statement on Form S-8 filed with the Securities and Exchange Commission on
            December 16, 1994 and incorporated herein by reference).
   10.18    1994 Director Stock Option Plan (filed as Exhibit 4.1 to the Company's
            Registration Statement on Form S-8 filed with the Securities and Exchange
            Commission on December 16, 1994 and incorporated herein by reference).
   10.19    Employee Stock Purchase Plan.
   10.20+   Loan, Mortgage and Security Agreement between Manatee County, Florida and Sun
            Coast Plastics, Inc. dated as of December 1, 1985 relating to Manatee County,
            Florida Industrial Development Revenue Bonds, 1985 Series (Sun Coast Plastics,
            Inc. Project).
   10.21+   Trust Indenture between Manatee County, Florida and Sun Bank, National
            Association, as Trustee, dated as of December 1, 1985, relating to Manatee County,
            Florida Industrial Development Revenue Bonds, 1985 Series (Sun Coast Plastics,
            Inc. Project).
   10.22+   United States of America, State of Florida, Manatee County Industrial Development
            Revenue Bond, 1985 Series (Sun Coast Plastics, Inc. Project).
   23.1     Consent of KPMG Peat Marwick LLP.
   23.2+    Consent of Thompson & Knight, A Professional Corporation (included in their opinion filed as Exhibit 5.1).
   24.1+    Power of Attorney (included on the signature page of this Registration Statement).


- ---------------


+ Previously filed.


ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant also undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Sun Coast Industries, Inc. has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas County, Texas on March 9, 1995.


                                          SUN COAST INDUSTRIES, INC.


                                          By:     /s/  CYNTHIA R. MORRIS


                                                     Cynthia R. Morris


                                                 Vice President -- Finance,


                                                  Treasurer and Secretary



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                 TITLE                     DATE
- ---------------------------------------------    ----------------------------    --------------
         /s/  STEPHEN P. SMILEY*                       Chairman of the            March 9, 1995
              Stephen P. Smiley                       Board of Directors

          /s/  R. CARTER PATE*                    President, Chief Executive      March 9, 1995
               R. Carter Pate                        Officer and Director


         /s/  CYNTHIA R. MORRIS                   Vice President -- Finance       March 9, 1995
              Cynthia R. Morris                    Treasurer and Secretary
                                                   (Principal Financial and
                                                     Accounting Officer)

           /s/  JAMES M. HOAK*                             Director               March 9, 1995
                James M. Hoak

       /s/  JAMES D. IRELAND III*                          Director               March 9, 1995
            James D. Ireland III

          /s/  JAMES H. MILLER*                            Director               March 9, 1995
               James H. Miller

          /s/  JAMES R. PARISH*                            Director               March 9, 1995
               James R. Parish

          /s/  ARNO F. PIRKAU*                             Director               March 9, 1995
               Arno F. Pirkau

    *By: /s/  CYNTHIA R. MORRIS
              Cynthia R. Morris
              Attorney-in-fact

                               INDEX TO EXHIBITS


                                                                                              SEQUENTIALLY
  EXHIBIT                                                                                      NUMBERED
  NUMBER                                       DESCRIPTION                                       PAGE
  ------    ---------------------------------------------------------------------------------------------
    1.1+    Form of Underwriting Agreement
    3.1     Certificate of Incorporation of Sun Coast Industries, Inc., as amended (filed as
            Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the Quarter Ended
            March 31, 1994 and incorporated herein by reference).
    3.2     Bylaws of Sun Coast Industries, Inc. (filed as Exhibit 3.2 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
    4.1+    Stock Subscription Warrant dated August 23, 1993 issued to PruSupply Capital
            Assets, Inc.
    4.2+    Registration Rights Agreement dated as of January 8, 1988 between Sun Coast
            Industries, Inc. and The Prudential Insurance Company of America.
    5.1+    Opinion of Thompson & Knight, A Professional Corporation.
   10.1     Amended and Restated Loan and Security Agreement dated as of April 29, 1994 among
            Bank of America Texas, N.A., Sun Coast Holdings, Inc., Sun Coast Closures, Inc.,
            Plastics Manufacturing Company, Sun Coast Industries, Inc., Alliance
            Manufacturing, Inc. and Custom Laminates, Inc. (filed as Exhibit 10.1 to the
            Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.2     Amended and Restated Capital Expenditures Term Note effective as of April 29, 1994 executed by Sun Coast Holdings, Inc. in the face amount of $10,000,000 payable to the order of Bank of America Texas, N.A. (filed as Exhibit 10.2 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.3     Term Note effective as of March 13, 1991 executed by Plastics Manufacturing
            Company in the face amount of $11,500,000 payable to the order of SPBC, Inc.
            (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the
            Quarter Ended March 31, 1994 and incorporated herein by reference).
   10.4     Amended and Restated Continuing Guaranty by Plastics Manufacturing Company, dated as of April 29,1994 for the benefit of Bank of America Texas, N.A. (filed as
            Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the Quarter Ended
            March 31, 1994 and incorporated herein by reference).
   10.5     Amended and Restated Continuing Guaranty by Sun Coast Closures, Inc., dated as of
            April 29, 1994 for the benefit of Bank of America Texas, N.A. (filed as Exhibit
            10.5 to the Company's Quarterly Report on Form 10-Q for the Quarter Ended March
            31, 1994 and incorporated herein by reference).
   10.6     Continuing Guaranty by Sun Coast Industries, Inc., dated as of April 29, 1994 for the benefit of Bank of America Texas, N.A. (filed as Exhibit 10.6 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.7     Continuing Guaranty by Alliance Manufacturing, Inc., dated as of April 29, 1994 for the benefit of Bank of America Texas, N.A. (filed as Exhibit 10.6 to the
            Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.8     Continuing Guaranty by Custom Laminates, Inc., dated as of April 29, 1994 for the benefit of Bank of America Texas, N.A. (filed as Exhibit 10.8 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.9     Assignment of Notes, Liens, and Loan Documents executed by Bank America Business
            Credit, Inc. successor to SPBC, Inc. (filed as Exhibit 10.9 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.10    Assumption Agreement dated as of April 29, 1994 among Sun Coast Holdings, Inc.,
            Plastics Manufacturing Company, Sun Coast Closures, Inc., Sun Coast Industries,
            Inc., and Bank of America Texas, N.A. (filed as Exhibit 10.10 to the Company's
            Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994 and
            incorporated herein by reference).
   10.11    Modification of Note and Deed of Trust effective as of April 29, 1994 among Bank of America Texas, N.A., Plastics Manufacturing Company, Sun Coast Industries, Inc.
            and Sun Coast Holdings, Inc. (filed as Exhibit 10.11 to the Company's Quarterly
            Report on Form 10-Q for the Quarter Ended March 31, 1994 and incorporated herein by reference).

                                                                                              SEQUENTIALLY
  EXHIBIT                                                                                      NUMBERED
  NUMBER                                       DESCRIPTION                                       PAGE
  ------    -------------------------------------------------------------------------------   ------------
  10.12     1984 Incentive Stock Option Plan (filed as Exhibit 4.1 to the Company's
            Registration Statement on Form S-8 filed with the Securities and Exchange
            Commission on March 15, 1993 and incorporated herein by reference).
  10.13+    First Amendment to Amended and Restated Loan and Security Agreement dated as of
            September 21, 1994.
  10.14+    Second Amendment to Amended and Restated Loan and Security Agreement dated as of
            November 23, 1994.
  10.15     1987 Incentive Stock Option Plan (filed as Exhibit 4.1 to the Company's
            Registration Statement on Form S-8 filed with the Securities and Exchange
            Commission on March 15, 1993 and incorporated herein by reference).
  10.16     1993 Incentive and Non-Statutory Stock Option Plan (filed as Exhibit 4.1 to the
            Company's Registration Statement on Form S-8 filed with the Securities and
            Exchange Commission on March 15, 1993 and incorporated herein by reference.).
  10.17     1994 Long-Term Incentive Plan (filed as Exhibit 4.1 to the Company's Registration
            Statement on Form S-8 filed with the Securities and Exchange Commission on
            December 16, 1994 and incorporated herein by reference).
  10.18     1994 Director Stock Option Plan (filed as Exhibit 4.1 to the Company's
            Registration Statement on Form S-8 filed with the Securities and Exchange
            Commission on December 16, 1994 and incorporated herein by reference).
  10.19     Employee Stock Purchase Plan.
  10.20+    Loan, Mortgage and Security Agreement between Manatee County, Florida and Sun
            Coast Plastics, Inc. dated as of December 1, 1985 relating to Manatee County,
            Florida Industrial Development Revenue Bonds, 1985 Series (Sun Coast Plastics,
            Inc. Project).
  10.21+    Trust Indenture between Manatee County, Florida and Sun Bank, National
            Association, as Trustee, dated as of December 1, 1985, relating to Manatee County,
            Florida Industrial Development Revenue Bonds, 1985 Series (Sun Coast Plastics,
            Inc. Project).
  10.22+    United States of America, State of Florida, Manatee County Industrial Development
            Revenue Bond, 1985 Series (Sun Coast Plastics, Inc. Project).
  23.1      Consent of KPMG Peat Marwick LLP.
  23.2+     Consent of Thompson & Knight, A Professional Corporation (included in their opinion filed as Exhibit 5.1).
  24.1+     Power of Attorney (included on the signature page of this Registration Statement).


- ---------------


+ Previously filed.